As filed with the Securities and Exchange Commission on June 20, 2007
Registration No. 333-142237

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CORGI INTERNATIONAL LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Hong Kong, S.A.R., China	[Not Applicable]
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)
17/F, Oterprise Square
26 Nathan Road, Tsimshatsui, Kowloon,
Hong Kong, S.A.R., China
Tel: 011 852 2256-6000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Jennifer Klatt
Chief Financial Officer (U.S. Contact)
Master Replicas, Inc.
201 North Civic Drive, #239
Walnut Creek, California 94596
(Name, Address and Telephone Number of Agent For Service)
Copies to:
Orrick, Herrington & Sutcliffe LLP
Lawrence T. Kane
405 Howard Street
San Francisco, CA 94105
(415) 773-5700
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(c) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of securities to be	Amount to be	offering price per	aggregate offering	Amount of
registered(1)	registered(2)	unit	price	registration fee
Ordinary shares, represented by American Depositary Shares	8,616,755 (3)	$5.45 (4)	$46,961,314.75	$1,441.71

(1)	A separate Registration Statement on Form F-6 has been filed with respect to the American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the ordinary shares registered hereby. Each American Depositary Share represents one ordinary share.

(2)	Please refer to the “Selling Security Holders” section of the prospectus that is a part of this Registration Statement for a description of what comprises the ordinary shares being registered. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of ordinary shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends and similar transactions.

(3)	Includes 1,090,968 ADSs issuable on the exercise of warrants.

(4)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling shareholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION DATED JUNE 20, 2007
PRELIMINARY PROSPECTUS
8,616,755 ORDINARY SHARES
Represented by American Depositary Shares

The selling shareholders identified in this prospectus are offering up to 8,616,755 of our ordinary shares, represented by American Depository Shares (“ADSs”). 1,090,968 ADSs being offered by the selling shareholders hereunder are issuable to the selling shareholders hereby upon exercise of warrants. Our ADSs are traded on the NASDAQ Global Market under the symbol “CRGI.” The last reported sale price for our ADSs on the NASDAQ Global Market on June 19, 2007 was $ 5.62 per ADS.
We will not receive any proceeds from the sale of ADSs by the selling shareholders, who will receive all of the net proceeds from the sale of our ADSs described in this prospectus. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We may receive proceeds from the exercise of the warrants by the selling shareholders if the selling shareholders exercise the warrants. We originally issued the shares and the warrants to the selling shareholders in private placement transactions. See “Selling Shareholders” for a list of the selling shareholders. See “Plan of Distribution” for a description of how the ADSs can be sold.
Our corporate headquarters are located at 17/F, Oterprise Square, 26 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, S.A.R., China. Our telephone number is 011 852 2256-6000.
Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. The selling shareholders named in this prospectus are offering to sell and seeking offers to buy our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

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FORWARD-LOOKING STATEMENTS
This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend,” and “expect” and similar expressions identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this prospectus or incorporated by herein reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our ADSs, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a continuous offering process. Under this continuous offering process, the selling shareholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling shareholders. Each time a selling shareholder sells securities, the selling shareholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing more specific information about the selling shareholder and the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any prospectus supplement, including documents incorporated by reference herein, together with the additional information described in the section entitled “Where You Can Find More Information.”
We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.
PRESENTATION OF INFORMATION
     References in this prospectus to “Corgi”, “we”, “us” and “our” refer to Corgi International Limited, a company organized under the laws of Hong Kong, unless the context otherwise requires. References to “Master Replicas” refer to Master Replicas, Inc., a Delaware corporation, and its consolidated subsidiary, and references to “Cards” refer to Cards Inc. Limited, a company organized under the laws of the United Kingdom, and its consolidated subsidiaries, unless the context otherwise requires. The terms “American Depositary Shares”, “ADSs”, “ADRs”, “ordinary shares” or “shares” refer to our ordinary shares, par value $HK 3.00, represented by American Depositary Shares, unless the context otherwise requires.

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     References in this prospectus to “on a pro forma basis” reflect our company’s unaudited pro forma financial results for the periods indicated after giving effect to the merger of Corgi and Master Replicas in December 2006, the acquisition of Cards in December 2006, the closing of Corgi’s private financing for $17.6 million in December 2006, the conversion of Corgi’s April 2006 convertible notes into ADSs in December 2006, and Corgi’s sale of its Zindart Manufacturing division in China in December 2006.
     The unaudited pro forma financial data has been derived from the unaudited pro forma financial information for the year ended March 31, 2006 and the six months ended September 30, 2006, incorporated by reference herein in our Form 6-K filed with the Commission on April 19, 2007. You should read any pro forma financial data together with our financial statements and the notes thereto incorporated by reference in this prospectus. The pro forma adjustments are based upon available information and assumptions that Corgi’s management believes are reasonable and is presented for illustrative purposes only. Investors should not rely on this information as being indicative of the historical results that would have been achieved had the events actually been effected during the periods and on the dates presented. The pro forma adjustments are more fully described in the notes to the unaudited pro forma financial information incorporated by reference.
     Our reporting currency is the U.S. dollar. Certain of our operating expenses and revenues occur in foreign currencies, including the Hong Kong dollar, the British Pound Sterling and the Chinese Renminbi. In addition, our ordinary shares have a par value denominated in Hong Kong dollars. References to “$”, “USD”, or “U.S. Dollars” are to United States Dollars, the lawful currency of the United States; references to “£”, “GPB”, “Pounds”, “Pounds Sterling” or “British Pounds” are to Pounds Sterling, the lawful currency of the United Kingdom; references to HK$, “HK Dollars” or “Hong Kong $” are to Hong Kong Dollars, the lawful currency of Hong Kong; and references to “CNY” or “RNB” are to renminbi, the lawful currency of the People’s Republic of China, or PRC. As of July 1, 2006, the NASDAQ National Market changed its name to the NASDAQ Global Market. References to the NASDAQ Global Market relating to period before such date refer to the NASDAQ National Market.
     On December 20, 2006, we effected a six for one combination of our ADSs. All share amounts presented in this prospectus have been retroactively adjusted to give effect to this combination.
AVAILABLE INFORMATION
We are subject to the information reporting requirements of the Securities and Exchange Act of 1934 as a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. In accordance with these reporting requirements, we file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission, 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports and other information regarding registrants, such as ourselves, that file electronically with the Commission. The address of such web site is http://www.sec.gov. You may also obtain information from the Public Reference Room by calling the Commission at 1-800-SEC-0330.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our business information, financial statements and the related notes thereto, contained or incorporated by reference in this prospectus, as well as the information set forth in any prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”
Corgi International Limited
We design, produce, market and distribute innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. For the six months ended September 30, 2006, on a pro forma basis, we had approximately $41.19 million of revenue and an operating loss of approximately $2.06 million, and for the fiscal year ended March 31, 2006, on a pro forma basis, we had approximately $105.76 million of revenue and an operating loss of approximately $24.73 million.
Corgi markets its consumer products under three brands: Master Replicas, Corgi, and PopCo, and conducts its distribution business under its Cards Inc. brand. We hold licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, and Spiderman 3. In 2007, we expect to benefit from the launch of our new Harry Potter line of products in Spring/Summer 07 and the launch of our Golden Compass line of products in Fall 2007.
Corgi was originally founded in 1956 in England and is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world, with its principal markets of its products in the United Kingdom and Northern Europe. In December 2006, we sold our Zindart Manufacturing division. In December 2006, Corgi acquired Cards Inc. and Master Replicas, closed a private financing of $17.6 million, converted $5.65 million in principal amount of outstanding convertible notes raised in April 2006 into ADSs and warrants, and effected a six for one combination of our shares. As a result of these transactions, for accounting purposes, Master Replicas was deemed to be the accounting acquirer and, accordingly, Master Replicas financial statements will be presented as the historical financial statements of the combined entity subsequent to the acquisition.
Master Replicas Inc., based in Walnut Creek, California, was founded in 2003 and is a designer and marketer of movie and television prop replicas. Historically, Master Replicas has sold its products principally to customers in the United States. Cards Inc. Limited, based in Watford, England, was founded in 1989 by Darren Epstein and is a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe.
In December 2006, Michael Cookson, formerly Chief Executive Officer of Master Replicas, and Darren Epstein, the Chief Executive Officer of Cards Inc. joined our Board of Directors (along with Timothy Steel) and became our Chief Executive Officer and Executive Vice President, Chief Strategy Officer, respectively. We are currently reviewing our corporate structure, management, facilities, systems, employees, products, and vendors with a view to consolidate, streamline and reduce costs and redundancies where possible and to identify and leverage synergies that may exist as a result of our recent combination of Corgi, Master Replicas and Cards Inc.
We are headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, Leicester and Watford, England, United Kingdom. Our capital structure as of March 31, 2007 includes 10,465,355 ADSs issued and outstanding, with an additional 3,589,017 ADSs outstanding warrants and options granted or available to grant under the Company’s incentive equity plans.
The Offering
Ordinary shares represented by ADSs offered: 8,616,755 ADSs of which we issued 3,956,867 ADSs in connection with our merger with Master Replicas (including 139,617 ADSs that were issued in connection with the exercise of a warrant after the closing), 902,414 ADSs in connection with our April 2006 financing, and 2,666,506 ADSs issued in connection with our December 2006 financing.
Ordinary shares represented by ADSs underlying warrants offered: 1,090,968. We issued warrants for 270,716 ADSs to investors in connection with our April 2006 financing; warrants for 799,938 ADSs to investors in connection with our December 2006 financing, each with an exercise price of $7.80 per ADS, and we assumed warrants for 159,931 ADSs in connection with our merger with Master Replicas, of which 139,617 were subsequently exercised.
Number of ADSs outstanding: 10,465,355 shares as of March 31, 2007.
Risk Factors: Investment in our securities involves a high degree of risk. You should carefully consider the risk factors described under the section entitled “Risk Factors”, as well as any other information in this prospectus, any prospectus supplement and any document incorporated herein by reference before investing in our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.
The proceeds from the sale of our ADSs being offered by the selling shareholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the selling shareholders. We will not receive any of the proceeds from the sale of these ADSs. We may receive proceeds from the exercise of the warrants by the selling shareholders. See “Use of Proceeds”.
The selling shareholders, their donees, transferees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their ADSs or interests therein on any stock exchange, market or trading facility on which the ADSs are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”.
Each ADS offered represents one of our ordinary shares, par value HK $3.00 per share.

Summary Unaudited Pro Forma Financial Data
The following tables summarize our unaudited pro forma financial data for the periods presented below. This summary financial data has been derived from the unaudited pro forma financial information for the year ended March 31, 2006 and the six months ended September 30, 2006, incorporated by reference herein in our Form 6-K filed with the Commission on April 19, 2007. You should read the following financial information together with Corgi’s, Master Replicas’ and Cards’ financial statements and the notes thereto incorporated by reference in this prospectus.
     The following selected unaudited pro forma financial information gives effect to the merger of Corgi and Master Replicas, the acquisition of Cards, the sale of Corgi’s Zindart Manufacturing division, closing of Corgi’s December private financing for $17.6 million, and the conversion in December 2006 of Corgi’s April convertible notes as if such events had occurred (i) for pro forma September 30, 2006, balance sheet purposes as of September 30, 2006, and (ii) for the pro forma statements of income for the fiscal year ended March 31, 2006 as of April 1, 2005, and for the pro forma statements of income for the six month period ended September 30, 2006, April 1, 2005.
     The pro forma adjustments are based upon available information and assumptions that Corgi’s management believes are reasonable. The unaudited pro forma financial information is presented for illustrative purposes only. Corgi, Master Replicas and Cards may have performed differently had they actually been combined during the periods and on the dates presented. Investors should not rely on this information as being indicative of the historical results that would have been achieved had the applicable events actually been effected during the periods and on the dates presented. The pro forma adjustments are more fully described in the notes to the unaudited pro forma financial statements incorporated by reference.

	Year ended March 31, 2006	Six months ended September 30, 2006
	(Pro Forma)	(Pro Forma)
	(in thousands, except per share data)	(in thousands, except per share data)
Statement of Operations Data:
NET SALES	105,755	41,185
COST OF GOODS SOLD	(64,459)	(25,419)
GROSS PROFIT	41,296	15,766
SELLING, GENL & ADMIN EXPENSE	(47,659)	(17,826)
IMPAIRMENT LOSS ON GOODWILL	(18,368)	0
OPERATING INCOME (LOSS)	(24,731)	(2,060)
Other Income/Expense:
Interest Expense	726	400
Other (Income)/Expense	43	343
Net Other (Income)/Expense	769	743
Pre-Tax Profits	(25,500)	(2,803)
(Provision for )/Benefit from Taxes	(3,347)	321
INCOME (LOSS) FROM CONTINUING OPERATIONS	(28,847)	(2,482)
Net income (loss) per share:
Basic	($2.96)	($0.25)
Diluted	($2.96)	($0.25)

Six months ended September 30, 2006
(Pro Forma)
(in thousands, except per share data)
Balance Sheet Data:
Working capital(1)	23,717
Total assets	72,118
Total debt	3,145
Total shareholders’ equity	41,071

(1)	Working capital represents current assets less current liabilities as of such date, on a pro forma basis.

RISK FACTORS
This offering involves a high degree of risk. You should carefully consider the risks described below, in conjunction with the other information and financial statements and related notes included elsewhere in this prospectus or incorporated herein by reference, before making an investment decision. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.
The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such cases, the trading price of our ADSs could decline, and you could lose all or part of your investment.
If we do not successfully integrate our business with Master Replicas or Cards, we may not achieve anticipated synergies or derive other strategic or cost benefits from our recent acquisition and merger.
     In order to capitalize on our merger with Master Replicas and our acquisition of Cards, we will need to successfully integrate three business operations into an integrated company, which will require consolidation of operations, systems and procedures, products, office space, warehouses and personnel. We can provide no assurance that we will successfully identify redundant resources or effectively implement their consolidation or elimination. While we believe the businesses of Corgi, Master Replicas and Cards are complementary, management’s predictions regarding anticipated synergies and efficiencies, and our ability to capture additional market share as a result of the integration of these businesses, may be incorrect.
We have incurred losses in prior periods and may incur losses in the future.
     We have had a history of operating and net losses. On a pro forma basis, we had an operating loss from continuing operations of approximately $24.73 million for the fiscal year ended March 31, 2006, and an operating loss from continuing operations of approximately $2.06 million for the six month period ended September 30, 2006. On a historical basis, without giving effect to the recent transactions, Corgi had an operating loss from continuing operations of approximately $27.97 million for the year ended March 31, 2006, and operating income from continuing operations of approximately $0.56 million for the six month period ended September 30, 2006.
     We expect to report significant operating losses for the year ended March 31, 2007. We cannot provide any assurance that operating profitability or net profitability can be achieved or sustained due to several factors including, but not limited to the following:
•	competition in the collectibles, gift and toy industries is expected to continue to exert price pressure and we also may face continued pressure from retailers to reduce our margins, unfavorably affecting our net sales;

•	we need additional capital to effect our business plan and to make additional investment in product development and growth activities and the cost of capital may reduce our profitability and any inability to raise additional capital may limit our growth;

•	we may face increased costs relating to licensing of entertainment franchises and we may not be able to obtain licenses for popular entertainment franchises in the future, either of which could negatively affect our sales and profitability;

•	our expenses may increase due to increased manufacturing costs, including higher labor and raw materials costs such as Zinc for our die-cast products;

•	product costs and profit margins may be unfavorably affected due to foreign currency fluctuations, particularly the appreciation of the Renminbi against the U.S. Dollar and the British Pound;

•	customer defaults, bankruptcies or poor financial condition could result in the loss of revenue or decision to not to continue, or reduce, business with customers;

•	ongoing efforts to comply with the regulations promulgated under the Sarbanes-Oxley Act of 2002 will continue to increase general and administrative expenses;

•	changes in accounting standards, such as recognition of compensation costs relating to employee stock option plans in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment”, will increase our operating expenses;

•	we may be required to record goodwill impairment charges relating to our previous or future acquisitions, such as the $18.8 million goodwill impairment charge taken in the year ended March 31, 2006;

•	changes in regulatory law or taxes in China or changes in the overall political conditions of China may cause an increase in our operating expenses; and

•	many of our expenses are relatively fixed, and cannot be reduced quickly if actual revenues are lower than expected. As a result of such fixed expenses, revenue shortfalls could result in lower profitability or in greater losses than anticipated for any given period, which could have a negative impact on our share price.
We have experienced a deterioration in our liquidity due to continued losses and may not be successful in obtaining additional financing or access to capital required for investment in our business, to strengthen our working capital or to carry out acquisitions.
     We have continued to suffer recurring losses from operations and generate negative cash flows that have led to a decline in our liquidity. Despite raising $17.6 million in December 2006, we utilized a significant portion of such proceeds to settle obligations to effect our sale of the Zindart manufacturing division in China, reduce or pay-off pre-existing debt and to pay transactions costs. We expect to continue to report significant operating losses for the year ended March 31, 2007, including losses relating to the implementation of reductions relating to redundancies and integration of the businesses.
     We need additional financing for working capital, investment purposes and to pursue additional acquisitions. There can be no assurance that we will be successful in obtaining such financing on commercially acceptable terms or at all. Any such financings could result in higher expenses and costs to the company as well as significant dilution to existing shareholders. In addition, any such financing may impose restrictions on our ability to distribute dividends, our ability to create liens on our assets or make guarantees; make certain investments or loans; pay dividends; or dispose of or sell assets or enter into a merger or similar transaction which could adversely affect our business, financial condition and results of operations and limit our ability to pursue our growth strategy.
     For the fiscal year ended March 31, 2006, Corgi’s financial statements were prepared on a going concern basis. While the Company raised $17.6 million in financing in December 2006, a significant portion of such proceeds were used to pay off indebtedness, settle our obligations to effect the sale of our Zindart Manufacturing division and pay transaction costs. As described above, the Company requires additional financing to grow and expand.
Competition for licenses could increase our licensing costs or limit our ability to market products.
     We market a majority of our products with licenses from other parties. These licenses are limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments, including up-front payments in the form of letters of credit or cash, that may exceed the amount we are able to generate from actual sales of the licensed products. Over the next two years, license agreements in connection with several of our key licensed properties are scheduled to expire, and we will not be renewing our license for Star Wars products from Lucus Film Ltd, which is scheduled to expire on December 31, 2007.

     For the six months ended September 30, 2006, on a pro forma basis, net sales of our products with the licensed properties of Lucasfilm Ltd. for Star Wars related products accounted for approximately 25.5% of total net sales, or approximately $10.5 million compared to $41.2 million total net sales on a pro forma basis during this same period. Our estimated gross profit from sales of Star Wars related products for the six months ended September 30, 2006 on a pro forma basis amounted to $4.3 million. We and Lucasfilm Ltd. have elected not to renew our license with Lucasfilm Ltd, as a result of which we will not have the right to sell Star Wars products, other then for a 90-day period beginning on December 31, 2007 to sell off our existing inventory. No other licensed property accounted for more than 10% of our pro forma net sales for six month period ended September 30, 2006. For the fiscal year ending March 31, 2008, we expect sales of Harry Potter licensed properties to exceed 10% of our total net sales for the period. Our license for Harry Potter products expires on December 31, 2009.
     Any termination of or failure to renew our significant licenses, or any inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and could reduce our net sales and profitability. Competition for licenses could require us to pay licensors higher royalties and /or higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which could cause our net sales and profitability to decline.
If we fail to attract and retain qualified staff, our performance may suffer.
     Our success is substantially dependent upon our executive management, as well as upon our ability to attract and retain qualified design, manufacturing and marketing personnel. In particular, we are highly reliant upon the continued involvement of Michael Cookson, our Chief Executive Officer, and Darren Epstein, former Chief Executive Officer of Cards and our Executive Vice President, Chief Strategy Officer, and other members of our senior management team. After consummation of the merger with Master Replicas, Mr. Cookson entered into a three year employment contract with us to help ensure his continued management of the company over the next three years. Nevertheless, if Mr. Cookson were to terminate his employment with us, and the loss of any of our current executive management team members for any reason, our business, financial condition and results of operations could be materially adversely affected. We are not the beneficiaries of any “key person” life insurance policy on Michael Cookson, Mr. Epstein or any other member of our senior management as of the date hereof.
Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to consumers.
     The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offerings. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. Our current products may not continue to be popular or new products that we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.
Sales of a majority of our products are seasonal and dependent on the timing of movie, DVD and video game releases, which causes our operating results to vary from quarter to quarter.
     Sales of a majority of our products are seasonal and dependent on the timing of movie, DVD and video game releases. Our net sales and profitability are customarily slowest in the quarter ending March 31. However, unlike many collectible, gift and toy companies, we may benefit from Spring, Summer, Fall and holiday movie, DVD and video game releases that can help drive the sales of our products. Our quarterly results will be affected, depending on whether or not we have obtained licenses for popular movie, DVD or video games released in such quarter. Quarterly variations in operating results may cause us to increase our debt levels and interest expense in any quarter and may tend to depress our stock price during such quarters.

Competition in our markets could reduce our net sales and profitability.
     We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Mattel, Inc., Hasbro, Inc., RC2 and The Franklin Mint, as well as broad range of smaller gift, toy and collectibles companies. In addition, several large retailers are developing and selling their own private label gift, toy and collectible products. We compete on the basis of products, shelf-space and consumer spending. Some of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible, gift and toy industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.
We may not be able to collect our outstanding accounts receivable, and we depend on maintaining a relationship with our largest customers for the successful operation of our business.
     Many of our largest customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of these customers. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. For the six months ended September 30, 2006, on a pro forma basis, none of our customers represented more than 5% of our consolidated net sales.
We rely on a limited number of foreign suppliers in China to manufacture substantially all of our products.
     We rely on third-party suppliers and manufacturers in China to manufacture substantially all of our products. We enter into purchase orders with our foreign suppliers and generally do not enter into long-term contracts. However, we have entered into a three-year production agreement with Zindart Manufacturing Limited (our former Chinese factory division) to purchase up to $7.5 million in products for the first year, $5.5 million in the second year and $5.0 million in the third year, subject to competitive pricing and other conditions. Difficulties encountered by these suppliers such as fire, accident, natural disaster or an outbreak of a contagious disease at one or more of their facilities, could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales, which would have an adverse effect on our results of operations and financial position.
     In addition, our manufacturers may decide not to continue producing our products. Several quality manufacturing alternatives may be available in China, but there can be no assurance that we will be able to find alternate producers on a timely basis, if at all, or that alternate producers will be able to meet our quality standards. Also, prices charged by the alternate vendors may be higher than charged by our current manufacturers. The related price increases could unfavorably affect our financial position and results of operations.
Increases in the cost of the raw materials used to manufacture our products could increase our cost of sales and reduce our gross margins.
     Since our products are manufactured by third-party manufacturers, we do not directly purchase the raw materials used to manufacture our products. However, the prices we pay our manufacturers may increase if their raw materials, labor or other costs increase. We may not be able to pass along such price increases to our customers. As a result, increases in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our cost of sales and reduce our gross margins. For example, increases in the price of zinc, a key component in die-cast products, and increased costs in China, primarily for labor may continue to reduce our gross margins in the future.
Currency exchange rate fluctuations could increase our expenses.
     Our net sales are primarily denominated in U.S. dollars and in British pounds sterling. Generally, the expenses for our third-party manufacturers are denominated in Chinese Renminbi or the Hong Kong dollar. As a result, any material increase in the value of the Hong Kong dollar or the Chinese Renminbi relative to the U.S. dollar or the British pound would increase our expenses, and therefore, could adversely affect our profitability. We currently do not hedge our foreign currency risk.
Product liability, product quality controls, product recalls and other claims relating to the use of our product, as well compliance with governmental regulations by our manufacturing customers, could increase our costs.
     Because we sell collectibles, gifts and toys to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations in a multiple of jurisdictions. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our product liability insurance coverage, currently in the amount of $27 million, and we may incur significant costs in complying with recall requirements. In addition, our licenses may give the licensor the right to terminate the license if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license could adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.
     We also implement quality controls with respect to our products. Monitoring the quality of products produced by third parties is expensive, and we cannot provide assurance that we will be successful in identifying all products that do not comply with our quality standards or that we will successfully prevent such products from reaching the market. Sales of such products could negatively affect our reputation, resulting in a decrease in net sales.
Our present assessments of future economic trends may adversely affect the accuracy of our earnings projections and guidance disclosed to the public.
     From time to time we release earnings projections and disclose guidance to the public with respect to estimated results of operations. Our current calculations and predictions with regard to future demand and sales of our products are based on estimates derived from present assessments of future economic trends, movie trends and sales forecasts based on information provided by our existing and potential customers. Such estimates however, remain uncertain. In the event that the economic outlook does not continue in accordance with our economic estimates, or the films we expect to be popular do not turn out to be so, the rate of growth of demand for our products may stagnate and consequently, our sales may not increase and may even decrease. In addition, as it is difficult to accurately predict blockbuster movies and related demand for movie replicas, we may not accurately gauge the effect of movie successes on our business. As a result, our actual results of operations may materially deviate from our earlier projections or we may not react to such changing conditions in a timely manner, which may result in an adverse impact on our results of operations. Any such adverse deviations from our earlier guidance due to unforeseen changes in the economy may cause the price of our ADSs to decline.
Failure to protect our proprietary intellectual property and information could have a material adverse effect on our business, financial condition and results of operations.
     The value of our business depends to a large degree on our ability to protect our intellectual property, including our trademarks, trade names, copyrights, patents and trade secrets in the U.S., the U.K. and around the world. Any failure to protect our proprietary intellectual property and information, including any successful challenge to our ownership of our intellectual property or material infringements of our intellectual property, could have a material adverse effect on our business, financial condition and results of operations. In addition, our manufacturing is based in China, where product piracy and counterfeiting activities have been known to be widespread. Although we make significant efforts to prevent piracy and counterfeiting of our products, we can make no assurances that such activities will not occur, as certain of these activities may be beyond our reasonable control. We incur expenses related to policing and other prevention efforts against piracy and counterfeiting, and may lose legitimate sales of our product when and where pirated or counterfeited product has been sold. We do not believe that such activities have materially affected our historical operating results, but can provide no assurance whether heightened piracy and counterfeiting activities may materially impact our future operating results.

We may engage in additional acquisitions and mergers in the future as part of our growth strategy. Our failure to successfully integrate new businesses may have a material adverse effect on our revenues, profit margins, capital expenditures and other aspects of our business.
     Our growth strategy is to continue to engage in acquisitions or mergers as opportunities arise, which may affect our revenues, profit margins, capital expenditures, or other aspects of our business. We can provide no assurances that we will be able to identify suitable acquisition targets or merger partners or that, if identified, we will be able to acquire these targets on acceptable terms or at all. The integration of acquired companies and their operations into our operations involves a number of risks including: the acquired business may experience losses that could adversely affect our profitability; unanticipated costs relating to the integration of acquired businesses may increase our expenses; possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company; possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company; difficulties in achieving planned cost-savings and synergies may increase our expenses or decrease our net sales; diversion of management’s attention could impair their ability to effectively manage our business operations; and unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.
     These difficulties or our failure to achieve the expected benefits from past or future consolidations could have a material adverse effect on our business, results of operations and financial situation.
If we fail to comply with internal controls evaluation requirements our stock price could be adversely affected.
     We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we will be required to perform an evaluation of our internal controls over financial reporting, including management’s annual report on its assessment of the effectiveness of internal controls over financial reporting. We expect compliance with these requirements to be time-consuming and expensive. If we fail to complete the evaluation of our internal controls over financial reporting in time, or if we identify material weaknesses in these internal controls, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our ADSs.
Certain Legal Risks Relating to the Merger and Costs for Failure to Register ADSs issued in the Financing and Merger
     In connection with our merger with Master Replicas, we entered into tax indemnity agreements under which Corgi is required to indemnify former Master Replicas shareholders against U.S. federal, state and local income taxes, interest and penalties if the merger transaction fails to qualify as reorganization as defined by section 368(a) of the United States tax code. While the Company believes the merger transaction complies with such rule, there can be no assurance of the foregoing.
     In addition, if we fail to satisfy our obligations to register the ADSs (including ADSs issuable upon exercise of warrants) issued in the December and April 2006 private financings and merger with the Master Replicas, we may be required to pay liquidated damages to such shareholders. As previously disclosed, we agreed to file a registration statement within 120 days after December 20, 2006 registering for resale such ADSs and to use our commercially reasonable efforts to obtain the effectiveness of such registration statement within 120 days after such filing. Subject to the certain limitations, if we do not satisfy the foregoing prescribed deadlines, we will be required to pay investors in the private placements liquidated damages in cash equal to 2% of the amount invested at closing of the private placement for each month of delay and to the shareholders of Master Replicas the value of the ADSs received in the merger (assuming for purposes thereof a value of $6.60 per ADS), subject to a cap of $2,350,000 in the aggregate. In addition, the term of the warrants issued in the financing shall be extended by any such delay in obtaining the effectiveness of the registration statement or any period during the term of the warrants during which the registration statement is not effective.
     The registration rights agreement permits the Company to exclude without penalty in certain limited circumstances from the registration statement (i) the ADSs that are issuable upon exercise of the warrants we issued in our private placements or (ii) on a pro rata basis, all or such portion of the ADSs purchased in the financing by our affiliates and affiliates of Master Replicas and the ADSs issued to the Master Replicas shareholders in the merger.
     If we are permitted to exclude such ADSs (or ADSs issuable pursuant to warrants) from the registration statement, we will be obligated to file a registration statement registering for resale such excluded securities within 180 days thereafter. If we fail to satisfy such obligations, we will be obligated to pay to the affected investors liquidated damages in cash in an amount calculated as provided above. Notwithstanding the foregoing rights, Michael Cookson, Josh Huffard and his affiliates (Consor Capital I, L.P. and Consor Capital II, L.P.) and Charles McGettigan have waived their rights to any liquidated damages as described above.
Risks related to our Industry
Our exports to foreign countries may be limited by applicable tariffs and quotas
     Most of our products are shipped to customers in the U.S. and the U.K. The U.S. and U.K. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect our ability to continue to export products to the U.S. or U.K. at current or increased levels. We cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on us that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S., the U.K. and the European Union. Adverse changes in tariff structures or other trade policies could have a material adverse effect on our business, financial condition and results of operations. In addition, our business may be negatively affected in the event there is any political changes or turmoil in China or with the U.S., the U.K. and the European Union.
We may be negatively affected by political, social and economic instability in the PRC or elsewhere.
     Since substantially all our products are manufactured in China, the political, social and economic environment in the PRC may have an adverse impact on our business. The PRC is controlled by the Communist Party of the PRC. Under its current leadership, the PRC has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization; however, there can be no assurance that the PRC government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation or reform money-losing state-owned enterprises, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, a deterioration of political relations between the U.S. and the PRC or the U.K. and the PRC may adversely affect our business.
     The PRC only recently has permitted greater provincial and local economic autonomy and private economic activities. Accordingly, PRC government actions in the future, including any decision not to continue to support current economic reform programs and to return to a more centrally planned economy, or regional or local variations in the implementation of economic reform policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. Any such developments could affect current operations of and property ownership by foreign investors.
     In addition, our administrative, compliance, sourcing and accounting activities are located in Hong Kong. Our business, financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. As a result, our business, financial condition and results of operations may be influenced by the general political, social and economic situation in the PRC, Hong Kong, the U.K. and the U.S. Accordingly, we may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations and changes in import/export regulations, tariffs, duties and quotas.

Risks associated with our securities
As a foreign private issuer, we have limited reporting requirements.
     As a foreign private issuer, we are exempt from certain rules and regulations of the Securities Exchange Act of 1934, including those prescribing the furnishing and content of proxy statements. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as frequently, as promptly or containing the same information as U.S. companies. As a result, the frequency and scope of information made publicly available may not be equivalent to that of a domestic U.S. issuer.
The trading price of our ADSs has been volatile, and investors in our ADSs may experience substantial losses.
     The trading price of our ADSs has been volatile and may become volatile again in the future. The trading price of our ADSs could decline or fluctuate in response to a variety of factors, including our failure to meet the performance estimates of securities analysts; changes in financial estimates of our net sales and operating results or buy/sell recommendations by securities analysts; the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance; fluctuations in our quarterly operating results; substantial sales of our ADSs; general stock market conditions; or other economic or external factors.
     As a result of this volatility, you may be unable to sell your ADSs at or above your purchase price.
Future sales of our ADSs could cause the market price for our ADSs to decline significantly.
     As the selling shareholders named in this prospectus are not subject to any lockup with respect to the shares they purchased in the financing, the securities that are the subject of this prospectus will generally be freely tradeable without restriction once the registration statement relating to such securities becomes effective. Sales of substantial amounts of our ADSs in the public market pursuant to this offering could cause the market price of our ADSs to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our securities in the future. In addition, the public perception that these sales might occur could have the same undesirable effects.
We may fail to meet the maintenance standards for the NASDAQ Global Market.
     Our ADSs are currently traded on the NASDAQ Global Market. If we are unable to maintain the requirements for continued listing on the NASDAQ Global Market, including with respect to our minimum share price, our ADSs could be delisted from trading on this market. Consequently, selling (and buying) our securities would be more difficult because of the absence of a regular market for our ADSs; reduced liquidity due to lower trading volume; delays in the timing of transactions; greater difficulty in disposing of securities and obtaining accurate quotations; and possible reduction in security analysts’ and the news media’s coverage of our business.
     These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs than might otherwise be obtained, which could have an adverse effect on the price of our ADSs.
If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.
     U.S. holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we are a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock.

Holders of our ADSs may have limited rights relative to holders of our ordinary shares in certain circumstances.
     The rights of holders of ADSs with respect to voting of ordinary shares and receiving certain distributions may be limited in certain respects by the deposit agreement entered into by us and the Bank of New York. For example, although ADS holders are entitled under the deposit agreement to instruct the depositary as to the exercise of their voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.
Certain of our shareholders own a significant percentage of our ordinary shares and therefore may be able to influence our business in ways that are less beneficial to you.
     As of March 31, 2007, our current executive officers, directors and shareholders holding 5% or more of our outstanding shares (as known to us or based on public filings) collectively beneficially own or control over 75% of our outstanding ADSs (including ownership of warrants and options exercisable within 60 days of March 31, 2007). As a result, if our executive officers, directors and these shareholders were all to vote in the same way, they would have the ability to exert significant influence over our board of directors and how we operate our business. The concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect our share price.

OFFER STATISTICS AND EXPECTED TIMETABLE
The selling shareholders identified in this prospectus may sell from time to time up to 8,616,755 shares, including up to 1,090,968 shares issuable on the exercise of warrants. See “The Offer and the Listing” below. We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ADSs covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the ADSs may be sold pursuant to Rule 144(k) of the Securities Act.
CAPITALIZATION AND INDEBTEDNESS
The following table summarizes our historical Corgi capitalization as of September 30, 2006 and our capitalization on a pro forma basis, each as adjusted to reflect our six for one share combination. You should read the following table in conjunction with our financial statements and related notes incorporated by reference in this prospectus.

	Historical
	Corgi As of	Pro Forma As
	September 30,	of September
	2006	30, 2006
Long-term debt, net of current maturities	2,446	3,145

Shareholders’ equity (1):
Ordinary shares, par value $HK 3.00 per share; 20,000,000 shares authorized; 1,696,157 shares issued and outstanding as of September 30, 2006; 10,465,355 issued and outstanding as of September 30, 2006, on a pro forma basis	657	1,756
Additional paid-in capital	45,812	37,707
Retained earnings	(24,359)	1,608

Total shareholders’ equity	22,110	41,071

Total capitalization	24,556	44,216

(1)	The authorized and outstanding shares reflect our 6-1 share combination effected in December 2006 and excludes:
•	1,090,968 ADSs issuable upon exercise of our outstanding warrants;
•	2,493,049 ADSs reserved for issuance under our existing equity incentive plans.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     The proceeds from the sale of our ADSs being offered by the selling shareholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of these ADSs. We may receive proceeds when the selling shareholders exercise the warrants. We expect to use such proceeds for general corporate purposes.
     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission pursuant to registration rights agreements between us and certain of our shareholders to register ADSs that we issued in a series of transactions in December 2006, including a private placement equity financing transaction and our merger with Master Replicas Inc. See “Certain Legal Risks Relating to the Merger and Costs for Failure to Register ADSs issued in the Financing and Merger” under Risk Factors.

DIVIDENDS
     We do not expect to pay dividends in the foreseeable future. We currently intend to retain substantially all of our earnings for expansion of our operations in accordance with our business strategy. We did not declare a cash dividend or other dividend during the year ended March 31, 2006. In addition, we expect to enter into financing arrangements which will restrict our ability to pay dividends.
INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.

THE OFFER AND LISTING
The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ADSs or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ADSs or interests therein on any stock exchange, market or trading facility on which the ADSs are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling shareholders may use any one or more of the following methods when disposing of ADSs or interests therein:
     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     - block trades in which the broker-dealer will attempt to sell the ADSs as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
     - an exchange distribution in accordance with the rules of the applicable exchange;
     - privately negotiated transactions;
     - short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
     - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
     - broker-dealers may agree with the selling shareholders to sell a specified number of such ADSs at a stipulated price per ADS; and
     - a combination of any such methods of sale.
     The aggregate proceeds to the selling shareholders from the ADSs offered by them will be the purchase price of the ADSs less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents.
     The selling shareholders also may resell all or a portion of the ADSs in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
For additional information, see “Plan of Distribution.”
Price Range of our American Depository Shares
     The table below sets forth, for the periods indicated, the high and low market prices of our American Depositary Shares as reported by the NASDAQ Global market. Each of our American Depositary shares represents one ordinary share, par value HK $3.00 per share.
     All numbers in the table below have been retroactively adjusted to reflect the six for one share combination that occurred on December 20, 2006.

	In U.S. Dollars
	High	Low
Year ending March 31, 2007	$17.40	$4.80
First quarter	$17.40	$11.40
Second quarter	$15.90	$6.12
Third quarter	$14.64	$4.80
Fourth quarter	$8.40	$4.60
December 2006	$14.64	$4.80
January 2007	$8.40	$5.50
February 2007	$6.14	$5.20
March 2007	$5.93	$4.60
April 2007	$5.75	$4.41
May 2007	$6.63	$5.12
June 2007 (through June 19)	$5.66	$4.92

Year ended March 31, 2006	$29.16	$15.60
First Quarter	$27.24	$21.12
Second Quarter	$29.16	$18.78
Third Quarter	$20.40	$15.9
Fourth Quarter	$21.00	$15.60

Year ended March 31, 2005	$40.92	$23.52
First Quarter	$40.92	$27.66
Second Quarter	$34.50	$24.06
Third Quarter	$36.54	$27.00
Fourth Quarter	$31.44	$23.52

Year ended March 31, 2004 (full year)	$61.80	$21.00

Year ended March 31, 2003 (full year)	$24.54	$6.00

Year ended March 31, 2002 (full year)	$20.52	$6.36
Markets
     Our ADSs, representing our ordinary shares, have been listed on the NASDAQ Global Market since 1997, and are traded under the symbol “CRGI.” There is no other regular market for our ADSs or ordinary shares.

DESCRIPTION OF SHARE CAPITAL
     This information required by this section is incorporated by reference in the description of our American Depositary Shares and Ordinary Shares contained in the our registration statement on Form 8-A/A filed with the Commission on April 18, 2007.

MEMORANDUM AND ARTICLES OF ASSOCIATION
     The information required by this section is incorporated by reference in Item 10 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 filed with the Commission on October 15, 2003 under the heading “Memorandum and Articles of Association.”
MATERIAL CONTRACTS

     The information required by this section is incorporated by reference in Item 10 of our Annual Report on Form 20-F for the fiscal ended March 31, 2006 filed with the Commission on September 1, 2006, under the heading “Material Contracts.”
     In addition to the material contracts described therein, we are party to the following material contracts:
     Agreement and Plan of Merger, dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp, incorporated by reference in our Form 6-K filed with the Commission on October 26, 2006. This agreement provides that Lightsaber Acquisition Corp., a subsidiary formed for purposes of effectuating the merger, will merge with and into Master Replicas, leaving Master Replicas as our wholly-owned subsidiary. The agreement calls for the issuance of our ADSs to the stockholders of Master Replicas according to a prescribed exchange ratio, the assumption of all of the outstanding options to purchase Master Replicas common stock and all of the outstanding warrants to purchase Master Replicas common stock and Master Replicas preferred stock, such that such options and warrants will become exercisable for our ADSs based on the same exchange ratio. Pursuant to this agreement, we issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADSs.
     Share Purchase Agreement, dated November 2, 2006, among Mr. Darren Epstein, Mr. David Sterlitz, Mr. Paul Freedman and Corgi International Limited, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to the terms of this agreement, we issued a total of 1,191,110 ADSs in a private placement transaction in consideration for the acquisition of all of the outstanding shares of Cards Inc. Limited. A total of 612,213 of the ADSs that we issued in this transaction are being held in escrow to cover certain representations and warranties of Cards Inc., including representations relating to revenues and earnings of Cards Inc. for 2008 and 2009.
     Purchase Agreement dated as of November 16, 2006, by and among Corgi International Limited and the investors named therein, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. This is an agreement for the private placement to certain investors named therein for the sale of up to approximately 2,666,506 of our ADSs and warrants to purchase up to 799,938 of our ADSs at an exercise price of $7.80 per share, for gross proceeds to Corgi at the closing of the sale of ADSs and warrants of approximately $17,600,000 (excluding any additional proceeds that may result in the future upon the exercise of the warrants).
     Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, we agreed to file a registration statement within 120 days after the closing of our December 2006 private placement registering for resale our ADSs issued to the investors in the April 2006 and December 2006 private placements and to the Master Replicas stockholders and the ADSs issuable upon exercise of the warrants issued in the private placements. We have agreed to use our commercially reasonable efforts to obtain the effectiveness of such registration statement within 120 days after filing (240 days after the closing of the private placements). If we do not file such registration statement or obtain its effectiveness by the prescribed deadlines, we will be required to pay investors in the private placements liquidated damages in cash equal to 2% of the amount invested at closing of the private placement for each month of delay and to the stockholders of Master Replicas the value of the Master Replicas stock (assuming for purposes thereof a value of $6.60 per share), subject to a cap of $2,350,000 in the aggregate. In addition, the term of the warrants issued in the financing shall be extended by any such delay in obtaining the effectiveness of the registration statement or any period during the term of the warrants during which the registration statement is not effective.
     The registration rights agreement permits the Company to exclude without penalty in certain limited circumstances from the registration statement (i) the ADSs that are issuable upon exercise of the warrants we issued in our private placements or (ii) on a pro rata basis, all or such portion of the ADSs purchased in the financing by our affiliates and affiliates of Master Replicas and the ADSs issued to the Master Replicas shareholders in the merger. If we are permitted to exclude such ADSs (or ADSs issuable pursuant to warrants) from the registration statement, we will be obligated to file a registration statement registering for resale such excluded securities within 180 days thereafter. If we fail to satisfy such obligations, we will be obligated to pay to the affected investors liquidated damages in cash in an amount calculated as provided above. Notwithstanding the foregoing rights, Michael Cookson, Josh Huffard and his affiliates (Consor Capital I, L.P. and Consor Capital II, L.P.) and Charles McGettigan have waived their rights to any liquidated damages as described above.
     Amendment and Waiver Agreement dated November 14, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties amended the Merger Agreement dated October 4, 2006 relating to the merger with Master Replicas to, among other things, (i) extend the date by which all conditions must be met from December 15, 2006 to December 31, 2006, (ii) extend the timeline for filing a resale registration statement from 90 days to 120 days following the closing of the merger, provide for liquidated damages and otherwise conform the registration rights provisions to those provided in purchase agreement relating to our December 2006 private placement financing; and (iii) agree that Master Replicas can no longer exercise the termination right relating to the signing of a definitive agreement to sell the Zindart Manufacturing division.
     Amendment and Waiver Agreement between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The amendment and waiver agreement, among other things, (i) modified the commencement of the exercise period of the warrants; (ii) provided for the automatic conversion of the notes upon the occurrence of a change of control transaction; and (iii) waived compliance with certain registration rights in connection with the exercise of the warrants.
     Second Amendment and Waiver Agreement dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The second amendment and waiver agreement, among other things, (i) modified the commencement of the exercise period of the warrants; and (ii) extended the first due date for the payment of interest on the notes to September 15, 2006, provided that in the event the Company enters into a definitive agreement for a change of control transaction by September 15, 2006, no interest shall be payable until the earlier of (y) conversion of the notes pursuant to the change of control transaction (with such interest to convert into ADSs) and (z) the termination of such definitive agreement.
     Third Amendment and Waiver Agreement dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, the parties agreed to amend certain provisions of the warrants issued in connection with the Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the purchasers. The third amendment and waiver agreement, among other things, (i) terminated certain provisions of the purchase agreement relating to registration rights, indemnification, reporting requirements and other covenants of the Company; (ii) changed the terms of the exercise period of the warrants not to commence unless the proposed merger with Master Replicas is not consummated on or prior to December 31, 2006; and (iii) extended the first due date for the payment of interest on the notes to the earlier of (y) conversion of the notes upon the consummation of the December 2006 private financing and (z) the termination of the merger agreement with Master Replicas.
     Sale and Purchase Agreement by and among Corgi International Limited, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Co., Ltd. (“Dongguan Xinda”), Luen Tat Model Design Company Limited, Luen tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited, dated November 3, 2006, incorporated by reference in our Form 6-K filed with the Commission on November 20, 2006. Pursuant to this agreement, we agreed to sell our Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and lease the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred. Under the terms of this agreement, we agreed to (i) pay to Poundwell approximately $2.225 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) discharge approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) pay $250,000 with respect to the settlement of capital lease obligations; (iv) assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) have our subsidiary, Corgi Classics Limited, enter into a vendor agreement pursuant to which we agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions.
     Employment Agreement dated as of December 26, 2006 by and between Corgi International Limited and Michael J. Cookson, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. This employment agreement, pursuant to which Mr. Cookson will be employed as our Chief Executive Officer, has a term of three years, and will automatically extend for successive one-year periods thereafter, unless either party elects not to renew the contract. The Company may not exercise its election not to renew the term of the agreement for a one-year renewal period (i) if the Company is at the time party to an agreement, understanding or letter of intent pertaining to a change of control transaction, or (ii) during the 12-month period following a change in control (in each case as such term is defined in the agreement).
     Notwithstanding the term of the contract, Mr. Cookson’s employment shall be “at-will” which means that either we or Mr. Cookson may terminate Mr. Cookson’s employment at any time and for any reason subject to the terms of the employment agreement. The agreement entitles Mr. Cookson to a base salary of $250,000 per year in addition to an annual management bonus to be paid from a management bonus pool equal to 20% of the corporation’s earnings before interest and taxes if the Company meets or exceeds the achievement of financial objectives and performance targets as established by the Board of Directors. Such bonus shall amount to a minimum of 25% of the management bonus pool for each fiscal year overlapping with the initial term that the Company attains its financial objectives and performance milestones for that year. Any bonus in excess of 25% of the management bonus pool shall be determined in the sole discretion of the board or its delegated committee.
     In addition, the agreement provides that Mr. Cookson is to be granted initial options to purchase 550,000 of our ADSs, and will be eligible to receive additional performance options based on growth of the Company’s market capitalization, up to 1% of the total outstanding ADSs of the Company on the applicable grant date for each $75 million that the Company’s fiscal year market capitalization exceeds the Company’s base market capitalization (as defined in the agreement), up to a maximum of 4% of the total outstanding ADSs of the Company on the applicable grant date.
     Mr. Cookson is also entitled to receive such other discretionary options or stock awards as the Board may determine, and is entitled to certain severance benefits as set forth in the agreement.
     Stock Option Agreement Issued Pursuant to the Corgi International Limited Amended and Restated 1997 Equity Incentive Plan dated January 6, 2007 by and between Corgi International Limited and Michael J. Cookson, dated December 26, 2006, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Pursuant to this agreement, we granted Michael Cookson options to purchase 550,000 ADSs at a per ADS exercise price of $5.83. 137,500 ADSs will vest on December 26, 2007. Thereafter, the ADSs vest at the rate of 1/48 of the total number of ADSs covered by the option each month on the first day of each of the 36 months following the month of the one-year anniversary of December 26, 2006.
     Service Agreement dated December 20, 2006 between Cards Inc. Limited and Darren Epstein, incorporated by reference in our Form 6-K filed with the Commission on April 19, 2007. Pursuant to this agreement, Mr. Epstein is entitled to a basic salary of GBP 140,000 per year, to be reviewed by the Board of Directors on an annual basis. The term of the agreement shall continue until terminated by either party giving to the other party not less than six months’ notice in writing. In addition, Mr. Epstein is eligible for a performance-related bonus up to 100% of his basic salary, subject to meeting targets agreed with the company, which will be reviewed by the company from time to time, and is eligible to receive a car allowance of not less than GPB 10,680 per year.
     Employment Offer Letter dated May 22, 2007 between Corgi International Limited and Jack Lawrence, pursuant to which Mr. Lawrence will assume the role of Chief Operating Officer, Chief Financial Officer and General Manager U.S. Under the terms of the offer letter, Mr. Lawrence is entitled to a salary of $250,000 annually, plus a bonus of 25% of base salary based on meeting planned earnings targets, and an additional 25% of base salary for meeting agreed upon targets. In addition, Mr. Lawrence will be entitled to receive options to purchase 100,000 ADSs at a grant price to be determined by the Board on the grant date, and an additional 50,000 stock options if the Company achieves planned targets for the year ending March 31, 2008.
EXCHANGE CONTROLS
     The information required by this section is incorporated by reference in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the Commission on September 1, 2006.

TAXATION
     The following discussion generally summarizes certain United States federal income tax consequences of an investment in the Shares or ADSs. This summary does not address all the possible tax consequences relating to an investment in the Shares or ADSs and does not purport to address the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. In particular, the discussion does not address the tax consequences under state or local law or the laws of countries other than the U.S. Accordingly, an investor is urged to consult its own tax advisor regarding the particular tax consequences to such investor of an investment in the Shares or ADSs. The following summary is based upon laws and relevant interpretations thereof in effect at the date hereof, all of which are subject to change, possibly with retroactive effect.
     United States Federal Income Tax Considerations
     CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT ADVISOR.
     The following is a summary of certain United States federal income tax considerations relevant to U.S. Holders, as defined below, who own Shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons, or to persons that hold Shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the U.S. dollar, or persons treated as owning 10% or more of the voting power of our Shares, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that investors hold their Shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. Each investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the ownership and disposition of Shares or ADSs.
     General
     For purposes of this summary, a U.S. Holder is a beneficial owner of Shares or ADSs that is for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created in or organized under the law of the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.
     We will be treated as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes if 75% or more of our gross income consists of certain types of “passive” income or 50% or more of our assets are passive. Based on our current and projected income, assets, and activities, we presently do not believe that we are a PFIC. This is, however, a factual determination that is made on an annual basis.
     In addition, we will be treated as a “controlled foreign corporation” (a “CFC”) if in the aggregate 10% U.S. Holders own more than 50% of the voting power or the value of our equity. A “10% U.S. Holder” is a U.S. Holder who owns 10% or more of the voting power of our equity. Complex attribution rules apply in determining whether a person is treated as a 10% U.S. Holder and whether 10% U.S. Holders in the aggregate own more than 50% of the voting power or the value of the Group. Although we presently do not believe that we are a CFC, the principles for applying these tests are not entirely clear and this determination is based on factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for United States federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure U.S. Holders that we are not, or will not become, a CFC.
     The discussion below under “Dividends” and “Sale or Other Disposition of Shares or ADSs,” assumes that we will not be subject to treatment as a PFIC or as a CFC for United States federal income tax purposes.
     For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of a proportionate interest of the Shares held by the depositary that is represented by an ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders’ proportionate interest in the underlying Shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered in exchange therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.
     Dividends
     Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Shares or ADSs, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in HK dollars will be includible in income in a U.S. dollar amount based on the U.S. dollar – HK dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of HK dollars into U.S. dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowable to United States corporations.
     Dividends received on Shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign withholding taxes may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.
     Sale or Other Disposition of Shares or ADSs
     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares or ADSs, as each is determined in U.S. dollars. Any such gain or loss will be long-term if the Shares or ADSs have been held for more than one year and will generally be United States source gain or loss.

The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives HK dollars for any such disposition, such U.S. Holder is urged to consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the HK dollars to U.S. dollars.
     PFIC Considerations
     If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the Shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares or ADSs and (ii) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by the Group in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to it if we are or become a PFIC, as well as certain elections that may be available to such holder in order to mitigate such consequences.
     Controlled Foreign Corporation Considerations
     If we were to be classified as a CFC, a 10% U.S. Holder would be required to include in income its pro rata share of “Subpart F income” of the Group, which generally includes income of a passive nature such as dividends and interest, whether or not we pay dividends, and would be subject to special rules on the disposition of Shares or ADSs that may treat all or a portion of any gain as ordinary income. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Group is or becomes a CFC.

DIVIDENDS AND PAYING AGENTS
     We have not declared any dividends on our ordinary shares for the last five years and we do not anticipate paying dividends in the foreseeable future. Our present policy with respect to dividends is to retain future earnings for use in our operations and the expansion of our business.
     We plan to enter into financing arrangements which may restrict our ability to pay dividends.
     The Depositary of our American Depositary Shares will generally convert into U.S. dollars all cash dividends and other cash distributions denominated in a currency other than U.S. dollars, including Hong Kong Dollars, that it receives in respect of the deposited shares for distribution to ADS owners. These distributions may be net of the Depositary’s currency conversion expenses and any amount on account of taxes to be withheld by us or the Depositary.
     Dividends in the form of ordinary shares may be distributed by the Depositary as additional ADRs evidencing ADSs representing the number of shares received as a dividend. As with cash dividends, the Depositary may withhold any tax or other governmental charges and fee payments, and may require that the distribution of such shares not require registration or be exempt from registration under the Securities Act of 1933. The Depositary may also distribute cash in lieu of fractional shares.
     The Depositary will have discretion as to the procedure to be followed in making distributions of rights to subscribe for additional ordinary shares or other rights to the ADS owners, which may include the sale of such rights and distribution of the proceeds to the ADS owners.
     The Depositary will not offer to ADS owners rights to subscribe for additional ordinary shares unless both the rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933 or are registered under the Securities Act of 1933. We are under no obligation to file a registration statement with respect to these rights or underlying securities.
     Distributions other than cash, shares or rights in respect of the ordinary shares will be distributed by the Depositary in any manner that it may deem equitable and practicable, including the sale of the securities or property and distribution of the proceeds net of the fees of the Depositary and any applicable taxes or other governmental charges.

STATEMENT BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     Reports and other information filed by us may be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also makes electronic filings publicly available on the Internet. The SEC’s Internet address is http://www.sec.gov. Our ADSs are quoted on the NASDAQ Global Market.

RECENT CHANGES
     As previously announced and reported on our Forms 6-K filed with the SEC, we closed a number of significant transactions and effected certain management changes (collectively referred to as our recent transactions in this prospectus), including:

•	on December 15, 2006, we sold our Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and leased the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred pursuant to which we (i) paid to Poundwell approximately $2.225 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) discharged approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) paid $250,000 with respect to the settlement of capital lease obligations; (iv) agreed to assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) our subsidiary, Corgi Classics Limited, entered into a vendor agreement pursuant to which we agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions;

•	on December 20, 2006, we effected a six for one share combination;

•	on December 20, 2006, our shareholders approved the increase of the number of shares issuable under our 1997 Equity Incentive Plan by 1,369,487 ADSs to a total of 1,574,996 ADSs;

•	on December 20, 2006, we closed the acquisition of Cards Inc. Limited for a total of 1,191,110 ADSs pursuant to which 612,213 ADSs are being held in escrow to cover certain representations and warranties of Cards, including representations relating to revenues and earnings of Cards for 2008 and 2009;

•	on December 20, 2006, we closed a private placement of $17.6 million at $6.60 per ADS for an aggregate of 2,666,506 ADSs and issued warrants to purchase 799,938 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, we converted $5.65 million in principal amount of convertible notes issued in a private placement in April 2006 at $6.60 per ADSs for an aggregate of 902,414 ADSs and issued warrants to purchase 270,716 ADSs with an exercise price of $7.80 per ADS;

•	on December 20, 2006, Darren Epstein, the former Chief Executive Officer and principal shareholder of Cards Inc. Limited, became Executive Vice President, Chief Strategy Officer and on December 26, 2006, he became a Director of the Company;

•	on December 26, 2006, Timothy Steel become a Director of the Company;

•	on December 26, 2006, we closed the merger with Master Replicas pursuant to which we issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADS; and

•	on December 26, 2006, Michael Cookson and Jennifer Klatt, formerly the Chief Executive Officer and Chief Financial Officer, respectively, of Master Replicas, became the Chief Executive Officer and Chief Financial Officer, respectively of the Company.
     Since the closing of these transactions we have also entered into Employment Agreements with the Company’s new Chief Executive Officer, Michael Cookson, and new Executive Vice President, Chief Strategy

Officer, Darren Epstein. These employment agreements were filed with the Commission under cover of Form 6-K on April 19, 2007. We have also made the following stock incentive grants to our executive officers:
•	on December 27, 2006, pursuant to the terms of the Cards acquisition agreement, we granted Mr. Epstein options to purchase 83,333 ADSs at an exercise price of $5.83 per ADS, 25% of such options vest 12 months thereafter and the remaining unvested options vest pro rata on a monthly basis over the following three years;

•	on January 3, 2007 the Company granted to Ms. Klatt options to purchase 100,000 ADSs at an exercise price of $6.87 per ADS, and on January 11, 2007 the Company granted to Mr. Cookson options to purchase 550,000 ADSs at an exercise price of $5.83 per ADS, 25% of such options vest 12 months thereafter and the remaining unvested options vest pro rata on a monthly basis over the following three years.
     Effective June 30, 2007, Jennifer Klatt will resign as our Chief Financial Officer, and will be replaced by Jack Lawrence, whose employment is expected to begin on our about July 9, 2007. Jack Lawrence has entered into an employment offer letter with us, pursuant to which he will assume the duties of Chief Operating Officer, Chief Financial Officer and General Manager U.S.
     In May 2007, Mr. Denis Horton joined Corgi as Managing Director, Europe, and in June 2007, Bob Esterbrook joined Corgi as Finance Director, Europe. Please see “Management.”
     Beginning in January 2007, we went through a consultation process to identify potential redundancies in our U.K. operations. We have implemented and will continue to implement a program to eliminate certain redundancies in the year ending March 31, 2008.
     We and Lucasfilm Ltd. have elected not to renew our license with Lucasfilm Ltd, as a result of which we will not have the right to sell Star Wars products, other then for a 90-day period beginning on December 31, 2007 to sell off our existing inventory. For the six months ended September 30, 2006, on a pro forma basis, net sales of our products with the licensed properties of Lucasfilm Ltd. for Star Wars related products accounted for approximately 25.5% of total net sales, or approximately $10.5 million compared to $41.2 million total net sales on a pro forma basis during this same period. Our estimated gross profit from sales of Star Wars related products for the six months ended September 30, 2006 on a pro forma basis amounted to $4.3 million.
On March 28, 2007, we engaged Eisner LLP to serve as our independent registered accounting firm for the fiscal year ending March 31, 2007. Our audit committee recommended to the Board of Directors the appointment of Eisner LLP to replace KPMG and to serve as our independent registered accounting firm, which approved that decision.
On April 13, 2007, KPMG advised us that they had resigned as our auditors, effective immediately.
The reports of KPMG on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s audit covering the March 31, 2006, consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and net current liabilities raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
During the Company’s most recent two fiscal years and through the date hereof, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report.
During the Company’s most recent two fiscal years and through the date hereof, there were no “reportable events” as such term is described in Item 304(a)(1) of Regulation S-K.
     Recent Accounting Changes
     As a result of the foregoing transactions, the former shareholders of Master Replicas now constitute the largest continuing shareholder group (holding approximately 37% of the outstanding ADSs while the new investors, the Corgi historical shareholders and the former Cards Inc. shareholders holding approximately 26%, 25% and 12%, respectively, of our outstanding ADSs). Accordingly, for financial accounting purposes, Master Replicas is the accounting acquirer, and from the date of the acquisition forward, we will report Master Replicas historical financial statements as the historical financial statements of the Company. In addition, as a result of the sale of the Zindart Manufacturing division, which resulted in the Zindart Manufacturing division to be reported as a discontinued operation as of and for the six month period ended September 30, 2006, Corgi has revised its financial statements for the fiscal year ended March 31, 2006 to present the Zindart Manufacturing division as a discontinued operation.
BUSINESS
     Overview
     We design, produce, market and distribute innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys, ranging from high-end movie and television prop replicas to lower price point gifts and toys. For the six months ended September 30, 2006, on a pro forma basis, we had approximately $41.19 million of revenue and an operating loss of approximately $2.06 million, and on a pro forma basis for the fiscal year ended March 31, 2006 we had approximately $105.76 million of revenue and an operating loss of approximately $24.73 million. Without giving effect to the merger with Master Replicas, the acquisition of Cards, and the financing transactions, for the six months ended September 30, 2006, Corgi had approximately $19.04 million of revenue and operating income from continuing operations of approximately $0.56 million, and for the fiscal year ended March 31, 2006 Corgi had approximately $36.09 million of revenue and an operating loss from continuing operations of approximately $27.97 million.
     Corgi markets its consumer products under three brands: Master Replicas, Corgi, and PopCo, and conducts its distribution business under its Cards Inc. brand. We hold licenses for pop culture collectibles, gifts and toys many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, and Spiderman 3. In 2007, we expect to benefit from the launch of our new Harry Potter line of products in the Spring/Summer of 2007 and the launch of our Golden Compass line of products in the Fall 2007.

     Key elements of our new management team’s business strategy include:
•	producing innovative, high quality pop culture products targeting customers ranging from younger enthusiasts to the most passionate and discerning high-end collectors;

•	building and expanding the Corgi brand for die cast vehicles and figurines;

•	building and expanding the Master Replicas brand for movie-prop replicas and high-end collectibles and memorabilia;

•	building and expanding a new brand called PopCo for lower-priced pop culture gift and toys;

•	building and expanding our existing Cards distribution business of pop culture products, collectibles and memorabilia, including trading cards;

•	increasing our sales of existing and new products to our current customers who historically buy only one brand of our products by cross-selling other product brands to our customers;

•	building our base business and brands by targeting three key geographic markets for growth: North America, Northern Europe and Japan;

•	maintaining and growing a diversified portfolio of license relationships with the owners of leading entertainment franchises;

•	expanding our product categories of licensed products over time, either organically or through acquisitions;

•	leveraging a multi-prong distribution platform that includes (i) national accounts and chain retailers, (ii) specialty channels of hobby/collector gift and toy shops, (iii) international distributors; and (iv) direct-to-consumer sales; and

•	utililizing third party manufacturing, primarily in China, to produce our products.
     In addition to expanding our product offerings and licenses, our recently completed transactions have also resulted in:
•	the strengthening of our management team, including the appointment of our new Chief Executive Officer, Michael Cookson, and new Executive Vice President, Chief Strategy Officer, Darren Epstein;

•	the sale of the Zindart Manufacturing division in the PRC in November 2006; and

•	the addition of complementary distribution channels and customers.
     We are currently reviewing our corporate structure, management, facilities, systems, employees, products, and vendors with a view to consolidate, streamline and reduce costs and redundancies where possible and to identify and leverage synergies that may exist as a result of our recent acquisitions of Master Replicas and Cards. We plan to consolidate our operations, reduce our stock keeping unit count by approximately 20%, and integrate our systems and procedures.
     We are headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, Leicester and Watford, England, United Kingdom. Our capital structure as of March 31, 2007 includes 10,465,355 ADSs issued and outstanding, with approximately 3,589,017 ADSs outstanding on a fully diluted basis including all outstanding warrants and options granted or available for future grant under our existing equity incentive plans.

Corporate History
     Corgi was originally founded in 1956 in England and is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world with its principal markets of its products in the United Kingdom and Northern Europe. In July 1977, Corgi International Limited (formerly known as Zindart Limited) was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance initially to operate a manufacturing facility. In February 1997, the Company’s ADSs were listed on the NASDAQ Global Market (formerly known as the NASDAQ National Market) and the Company acquired Corgi in July 1999. In December 2006, we sold our Zindart Manufacturing division. Corgi also operated a book and paper division, Hua Yang, which Corgi acquired in February 1998 and had sold in May 2004.
     In December 2006, Corgi acquired Cards and merged with Master Replicas. Master Replicas Inc., based in Walnut Creek, California, was founded in 2003 and is a designer and marketer of movie and television prop replicas, including the Star Wars FX Lightsaber. Historically, Master Replicas has sold its products principally to customers in the United States. Cards Inc. Limited, based in Watford, England, was founded by Darren Epstein in 1989 and is a distributor of trading cards and pop culture memorabilia principally in the United Kingdom and Europe.
Products
     After the recent acquisitions, we began the process of reclassifying our product categories and channels of distribution to be more closely aligned with our strategic direction and organization structure of the Company. We now group our products into three primary product categories: movie prop replicas (Master Replicas); die-cast collectibles (Corgi); and gift and toy products (PopCo). We also distribute trading cards and movie memorabilia through our Cards Inc. brand.
     We offer a wide range of products at varying retail price points from $4.99 to $2,800. We believe our products appeal to a broad range of consumers.
     Master Replicas Brand: Prop Replica Collectible Memorabilia Products. This category includes a wide range of licensed collectible products that generally are high quality, authentic reproductions of movie props from leading entertainment franchises. Our Master Replicas brand specifically targets passionate communities of fans and collectors. Products in this category include:

•	Limited Edition Prop Replicas;

•	Studio Scale Replicas; and

•	Scaled Replicas.
     Corgi Brand: Die-Cast Collectibles. This category includes a wide range of licensed and unlicensed collectible products. Products in this category include:

•	Corgi Classics, consisting of highly detailed, authentic scale replicas of aviation, road transport and vehicles, produced in limited numbers and designed to appeal to a wide range of die-cast collectors; and

•	Twisterz and Paint My Ride.
     PopCo: Gifts and Toys. This category includes a wide range of licensed collectible gifts and toys that are aimed at the broader market of casual fans in addition to serving as entry level price points for younger collectors. Products in this category include:
•	Harry Potter and Golden Compass toy lines (including action figures, play sets and electronics); and

•	Pop culture products, including movie memorabilia and gifts (bobble head dolls, plates, cookie jars).
Cards Inc. Through this brand, we distribute trading cards and other memorabilia, including
•	Movie memorabilia (including action figures, statuettes and other collectibles);

•	Trading cards (Topps, Inkworks, Rittenhouse, Comic Images, Panini, Artbox); and

•	Collectible game cards (Yu-Gi-Oh and Magic – The Gathering).
Licenses
     Our product strategy depends on our ability to identify and obtain licenses of recognizable and respected brands and properties. For the six month period ended September 30, 2006, on a pro forma basis, only one license accounted for more than 5% of our net sales for such period: Star Wars, which accounted for approximately 25.5% of such net sales. We have license agreements primarily with entertainment companies and vehicle and equipment manufacturers. We hold licenses to make a wide range of collectibles, gifts and toy products including Batman, Disney Classics, Harry Potter, The Golden Compass, James Bond, Marvel Heroes, Pirates of the Caribbean, Spiderman 3, and Star Trek. Generally, our licenses are limited in scope and duration and authorize the sale of specific licensed products generally on a nonexclusive basis. Many of our licenses require us to make minimum guaranteed royalty payments, including upfront payments in cash or in the form of letters of credit, whether or not we meet specific sales targets.

     Over the next two years, license agreements in connection with several of our key licensed properties are scheduled to expire. We and Lucasfilm Ltd. have elected not to renew our license with Lucasfilm Ltd. As a result, we will no longer have the right to sell Star War products, other than a 90-day period beginning December 31, 2007 to sell off our existing inventory. For the six month period ended September 30, 2006, net sales from Star Wars products amounted to approximately $10.5 million or 25.5% of our total net sales on a pro forma basis, compared to $41.2 million total net sales on a pro forma basis during this same period. Our estimated gross profit from sales of Star Wars related products for the six months ended September 30, 2006 on a pro forma basis amounted to $4.3 million. Our failure to renew key licenses at competitive royalty rates could adversely affect our financial results in the future.
Channels Of Distribution
     We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering, including the following:
•	products with lower price points are generally sold in national accounts and chain retailers such as Toys R Us, Sharper Image, Tesco and Model Zone;

•	products with higher prices are typically sold in specialty retailers such as hobby, collector and gift shops, wholesalers and other international distributors; and

•	sales of Corgi products are sold direct to consumers through our company websites.
          We believe the multiple distribution channels mitigates the risk of concentration by any specific channel or customer.
Sales And Marketing
     Our sales organization consists of an internal sales force and external sales representative organizations. Our internal sales force provides direct customer contact with several national retailers and nearly all other specialty retail and whole-sale accounts. Our internal sales force is supplemented by external sales representative organizations, which provide more frequent customer contact and solicitation of the national accounts, chain retailers as well as many of our international distributors. External sales representatives generally earn commissions of 3.0% to 6.0% of the net sales price from their accounts.
     Our objective is to leverage our marketing of our licensed products with our licensors marketing of the related movie, DVD and/or video game release. We believe the combined marketing increases awareness of our products and sales. Our marketing programs are directed toward pop culture collectors, from younger enthusiasts to passionate, discerning collectors. Our objectives include increasing awareness of our product offerings and brand names, as well as executing consumer promotions. We generally utilize the following media vehicles in our marketing plans:
•	Digital Marketing. The Internet and other digital media are an increasingly important part of our marketing plan because many consumers have adopted the Internet as a preferred way to communicate with others about their product preferences and purchases. Our websites, www.masterreplicas.com, www.cardsinc.com, www.corgi.co.uk, www.corgi-usa.com/code/ home.php, and www.collectorzone.com, highlight our products, list product release dates and collect market data directly from consumers. We also gather consumer information through consumer letters, e-mails, telephone calls, product surveys and focus groups.

•	Advertising. We place print advertisements in trade and consumer publications with high circulation and targeted to our pop culture enthusiasts and collectors. We run television commercials on a selective basis that target key consumers.

•	Public Relations. We have developed a trade and consumer public relations effort to build relationships with editors at publications targeted across all of our product lines.

•	Co-op Advertising. We work closely with retail chains to plan and execute ongoing retailer-driven promotions and advertising. The programs usually involve promotion of our products in retail customers’ print circulars, mailings and catalogs, and sometimes include placing our products in high-traffic locations within retail stores and end-cap displays.
Competition
     We compete with several large domestic and foreign companies, such as Mattel, Inc., Hasbro, Inc., RC2 and The Franklin Mint, as well as a broad range of smaller gift and collectible companies. In addition, a number of large retailers are developing and selling private label memorabilia, gift and toy products. Competition in the distribution of our products is both intense and highly fragmented, and the principal methods of competition consist of product appeal, ability to capture shelf or rack space, timely distribution, price and quality. Competition is also based on the ability to obtain license agreements for existing and new products to be sold through specific distribution channels or retail outlets. Many of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have.
Production
     Far East product sourcing. We have operations in Hong Kong that employ approximately 30 people who oversee the sourcing of the majority of our products. This group assists our suppliers in sourcing raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from China.
     Far East production. Substantially all of our products are manufactured by third parties in China. All products are manufactured to our specifications using molds and tooling that we generally own. Our manufacturing partners own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. In general, we purchase fully assembled and packaged finished goods in master cartons for distribution to our customers. We enter into purchase orders with our foreign suppliers and do not have any long-term contracts for purchase of our products other than our three year contract with Zindart Manufacturing Limited (our former Chinese manufacturing division).
     Tooling. To create new products, we continuously invest in new tooling. Tooling represents the majority of our capital expenditures. We generally own all of our tools and provide them to our suppliers during production. Tools are generally returned to us when a product is no longer in production and are stored for future use.
     Product safety. Our products are designed, manufactured, packaged and labeled to conform with all safety requirements under applicable laws and regulations in the countries in which are products are manufactured and sold, industry developed voluntary standards and product specific standards, and are periodically reviewed and approved by independent safety testing laboratories. We carry product liability insurance coverage with a limit of over $27.0 million per occurrence.
     Logistics. Our logistics operations strategy is to streamline the number of supply chain facilities that we utilize, thereby enabling us to move product quicker to the marketplace. Currently, our product is shipped out of seven warehouses / fulfillment centers worldwide, each only carrying one brand of our product. The locations of these centers are as follows:
•	Cards, Inc. operates two private warehouses in the U.K.;

•	Corgi Classics utilizes two public warehouses in the U.K.;

•	Corgi U.S. utilizes a public warehouse in Chicago, IL;

•	Master Replicas utilizes a public warehouse in New Jersey; and

•	Master Replicas utilizes a public warehouse in Hong Kong.

     Our plan is to consolidate these centers into a more efficient number to both streamline our operations as well as meet the needs of our customers.
Seasonality and the Entertainment Industry
     Sales of our products are seasonal and dependent on the timing of movie, DVD and video game releases. Our net sales and profitability are customarily slowest in the quarter ending March 31. However, unlike many collectible, gift and toy companies, we may benefit from Spring, Summer and Fall/holiday movie, DVD and video game releases that can drive the sales of our products. Our quarterly results will be affected, depending on whether or not we have successfully obtained licenses for popular movies, DVDs or video games released in such quarter. Quarterly variations in operating results may cause us to increase our debt levels and interest expense in any quarter and may tend to depress our stock price during such quarters.
     Customers
     We have a diversified base of customers, with no one customer representing more than 5% of our sales for the six month period ended September 30, 2006, on a pro forma basis.
     Employees
     As of March 31, 2007, we had 171 employees, 6 of whom were employed part-time. We emphasize the recruiting and training of high-quality personnel, and to the extent possible, promote people from within. We consider our employee relations to be good. Our continued success will depend, in part, on our ability to attract, train and retain qualified personnel at all of our locations.
     Governmental Regulation
     Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Please refer to the Risk Factors section above.
     Property, plant and equipment
     We are currently headquartered at 17/F, Oterprise Square, 26 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, S.A.R., China.
     Corgi U.K. operates out of an office accommodation in Leicester, England totaling approximately 8,415 square feet under a lease scheduled to expire in February 2015. Cards Inc. operates out of a facility that has an office/warehouse combined facility in Watford, England totaling approximately 20,000 square feet under a lease scheduled to expire in June 2012. Master Replicas operates at of an office in Walnut Creek, California and occupies approximately 5,974 square feet under a lease that expires in August 2007. We also utilize two other public warehouses in the U.K., two in the U.S. and one in Hong Kong. As part of our restructuring in connection with the consummation of the recent transactions in December 2006, we have a plan to review all of our offices and warehouses and consolidate office and warehouse operations space as appropriate and feasible.

MANAGEMENT
In connection with the completion of the transactions described above, Mr. Michael Cookson, formerly Chief Executive Officer of Master Replicas, and Jennifer Klatt, formerly Chief Financial Officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Corgi. Effective June 30, 2007, Jennifer Klatt will resign as our Chief Financial Officer, and will be replaced by Jack Lawrence, whose employment is expected to commence on or about July 9, 2007. In connection with his appointment as Chief Executive Officer of Corgi, Mr. Cookson has entered into a three-year employment agreement with us. In addition, Darren Epstein, formerly the sole director of Cards, was appointed an executive officer (Executive Vice President, Chief Strategy Officer) and member of our Board of Directors and entered into a Service Agreement with the Company. Jack Lawrence has entered into an employment offer letter with us, pursuant to which he will assume the duties of Chief Operating Officer, Chief Financial Officer and General Manager U.S. beginning on or about July 9, 2007.
Our Board of Directors has nevertheless remained a majority of our historical Corgi directors who served on Corgi’s Board of Directors prior to the consummation of the transactions.
Below is a description of our directors and senior management as of the date hereof.
Directors and Senior Management
Board of Directors

NAME	AGE	POSITION
Carrick John Clough(1)(2)	59	Chairman of the Board

Michael Cookson	51	Chief Executive Officer

Darren Epstein	35	Executive Vice President, Chief Strategy Officer

Leo Paul Koulos(1)(2)(3)	72	Director

Charles C. McGettigan	61	Director

Daniel Widdicombe(2)	40	Director

Timothy Steel(1)	55	Director

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Our Board has determined that Mr. Widdicombe qualifies as an “audit committee financial expert” as defined in the applicable rules of the Securities and Exchange Commission.
     Carrick John Clough, Chairman of the Board. John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute. Mr. Clough is a resident and citizen of New Zealand.
     Michael Cookson, Chief Executive Officer. Michael Cookson is our Chief Executive Officer. Mr. Cookson was appointed to our Board of Directors as a director and as Chief Executive Officer pursuant to the Agreement and Plan of Merger dated October 4, 2006 among Master Replicas, Inc., Corgi International Limited and Lightsaber Acquisition Corp. Mr. Cookson has been the chief executive officer of Master Replicas since August 2004. He co-founded Master Replicas in 2002 and has served as Chairman of Master Replicas since 2002. Since 2003, Mr. Cookson has also served as the chairman of Tommy’s Margaritas Inc., a margarita mix company. During 2001, Mr. Cookson served as non-executive chairman of Get Real Girl Inc., a toy company. From 1997 to 1999, he executed a turnaround as Chief Executive Officer of Wham-O, Inc., a toy company. Mr. Cookson has led the development of several new companies, including Aviva Sports, a children’s athletic equipment company sold to Mattel, Wild Planet, a children’s adventure toy company, and Sportslab Inc., a traveling interactive sports concept company. Previously, Mr. Cookson served as the Assistant Treasurer, International at Raychem Company. Mr. Cookson holds a Masters of Science in Business degree from Stanford University’s Graduate School of Business and a B.S. from Pomona College. Mr. Cookson is a resident and citizen of the United States.
     Darren Epstein, Executive Vice President. Darren Epstein serves as our executive vice president. Prior to our acquisition of Cards, since 1989, Mr. Epstein had been the sole director and major shareholder of Cards, a business he started as a teenager working out of his parents’ home. He won the Watford and North London Business Award as leading Entrepreneur in 2003. In 2004 he was nominated for the Ernst and Young Entrepreneur of the Year Award, and in 2005 he received the Ernst and Young Entrepreneur of the Year Award for Consumer Products. Mr. Epstein is a resident and citizen of the United Kingdom.
     Leo Paul Koulos, Director. Leo Paul Koulos joined our Board in March 1997. Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers’ cents-off coupons, and served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc. of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V. Mr. Koulos received a Bachelor’s degree from the University of San Francisco. He is a resident and citizen of the United States.
     Charles McGettigan, Director. Charles McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the boards of directors of numerous small companies, and currently serves on the boards of directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. Mr. McGettigan is a resident and citizen of the United States.
     Timothy Steel, Director. Timothy Steel joined the Board in December 2006. Mr. Steel is a graduate of Eton College, Windsor, where he was an Oppidan Scholar, and of Trinity College, Cambridge (Philosophy and Law). Mr. Steel worked for five years with Robert Fleming & Co., prior to moving to Cazenove & Co. where he became a partner. Since 2000 Mr. Steel has served as Vice Chairman of Cazenove Capital Management. Mr. Steel is a resident and citizen of the United Kingdom.
     Daniel Widdicombe, Director. Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for CDC Corporation (formerly Chinadotcom Corporation, NASDAQ: China) from December 2000 until August 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an investment analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese with Japanese as a Special Subject from Edinburgh University, Scotland. Mr. Widdicombe is a resident and citizen of the United Kingdom.

Executive Officers
     The following individuals serve as executive officers of the Company:

NAME	AGE	POSITION
Michael Cookson	51	Chief Executive Officer
Darren Epstein	36	Executive Vice President, Chief Strategy Officer
Jennifer Klatt*	51	Chief Financial Officer
Jack Lawrence**	46	Chief Operating Officer, General Manager US and Chief Financial Officer
Cynthia Chan	32	Internal Audit Director, Hong Kong
Trevor Hayes	60	Vice President of Global Product Development
Denis Horton	56	Managing Director, Europe
Bob Esterbrook	61	Finance Director, Europe

*   Jennifer Klatt announced her resignation as Chief Financial Officer effective June 30, 2007.
** We have entered into an employment agreement with Jack Lawrence pursuant to which he will assume the role of Chief Operating Officer, General Manager US and Chief Financial Officer on or about July 9, 2007.
     Michael Cookson, Chief Executive Officer. See description under “Directors” above.
     Darren Epstein, Executive Vice President. See description under “Directors” above.
     Jennifer Klatt, Chief Financial Officer. Jennifer Klatt is our chief financial officer. Since October 2004, Ms. Klatt has served as the chief financial officer of Master Replicas. From January 2000 to March 2004, Ms. Klatt served as chief financial officer of Ellie Mae, Inc., a company that offers electronic tools to the mortgage industry. Ms. Klatt holds a bachelor of science, accounting and finance from the University of California, Berkeley and an MBA from Golden Gate University. Ms. Klatt is a resident and citizen of the United States. Jennifer Klatt is resigning as our Chief Financial Officer effective June 30, 2007.
     Jack Lawrence, Chief Operating Officer, Chief Financial Officer and General Manager U.S. Jack Lawrence, who will join Corgi in July 2007, was previously Chief Financial Officer of Cranium, Inc., a privately held Seattle based Games Company. Prior to joining Cranium, Mr. Lawrence was Chief Operating Officer and Chief Financial Officer of Dotcast, Inc., a Silicon Valley company developing a national high-speed digital network for the distribution of digital entertainment, interactive services and multimedia communications. From 1994 to 1999, Mr. Lawrence was the executive vice president at Chambers Communications Corp., Eugene, Oregon. From 1983 to 1994, Mr. Lawrence worked for AT&T in California, New Jersey and London. He was the CFO for the Multimedia Products and Services division of AT&T, where he was responsible for development of business plans, financial analysis and financial reporting of AT&T’s mergers, acquisitions and investments in the areas of personal communications, interactive multimedia, and consumer products. Prior to his CFO position, Mr. Lawrence was the finance director of AT&T UK Limited in London and the controller for the International Markets Group within AT&T-CP. Jack Lawrence is a citizen and resident of the United States.
     Mr. Lawrence holds a BSBA in Finance from Georgetown University, an MBA from Rutgers University and an MBA in Accounting and International Business from Seton Hall University.
     Cynthia Chan, Internal Audit Director, Hong Kong. Cynthia Chan joined Corgi as Internal Audit Director in February 2005. From June 2002 to February 2005, Ms. Chan served as Internal Audit Manager of Defond Electrical Industries Limited, a supplier of switches and electronics. From November 2000 to May 2002, Ms. Chan served as Regional Financial Analyst at Exxon Chemical International Asia Limited, a supplier of petrochemicals. Ms. Chan began her career as an external auditor with KPMG, an auditing firm, in 1995. Ms. Chan is a member of the American Institute of Certified Public Accountants and is a certified public accountant (CPA). Ms. Chan received a Master’s degree of Business Administration from City University in the United Kingdom and a Bachelor’s degree of Business Administration from the Chinese University of Hong Kong. Ms. Chan is a resident and citizen of Hong Kong.
     Trevor Hayes, Vice President of Global Product Development. Trevor Hayes joined Corgi in May 2003 as Vice President of Global Product Development. From 1999 to 2003, Mr. Hayes worked for Mattel, a toy company, in the U.S. as Director and later Vice President of Matchbox design and from 1990 to 1999 for Mattel Europe as Director of Design and Development. From 1984 to 1990, Mr. Hayes was Director of Design & Development — U.K. at Corgi. Prior to 1984, Mr. Hayes held a variety of positions in design and development at Matchbox Toys U.K. from 1964 to 1984. Mr. Hayes received a Bachelor’s degree in Industrial Management from Danbury College in Essex. Mr. Hayes is a resident and citizen of the U.K.
     Denis Horton, Managing Director, Europe. Dennis Horton joined Corgi in May 2007 as Managing Director, Europe. Mr. Horton previously served as President of Radica International and Managing Director of Radica UK Ltd, a leading manufacturer of handheld electronic games, youth electronic products and video game accessories. Mr. Horton is a founding partner of DNA International Ltd., which creates, develops and sources promotional items for international blue-chip companies. He also served as Vice President, General Manager of Safety 1st Europe, a division of Dorel Juvenile Group, and Group Managing Director and Vice President of Mattel UK Ltd. Dennis Horton received his BA in business studies from Nottingham Trent University. He is a citizen and resident of the U.K.
     Bob Esterbrook, Finance Director, Europe. Bob Esterbrook joined Corgi in June 2007 as Finance Director, Europe. Mr. Esterbrook previously served in management roles at several toy companies, including Finance and Operations Director of Radica UK Ltd., a leisure electronics company, Finance Director of Playmates Toys, a toy importer and distributor, Finance Director of Kiddie Group plc, a developer of child safety equipment, Managing Director of Invicta Plastics Ltd, an educational toys manufacturer, and Finance Director of Tonka Europe Ltd. and Mattel UK Ltd. He is a citizen and resident of the U.K.

SELLING SHAREHOLDERS
     This prospectus covers 8,616,755 ordinary shares represented by ADSs held by the selling shareholders or which we may issue to the selling shareholders upon the exercise of warrants.
     Our ADSs to which this prospectus relates are being registered for resale by the selling shareholders.
     The following table assumes that the selling shareholders sell all of the ADSs covered by this prospectus. We are unable to determine the exact number of shares, if any, that actually will be sold. Each selling shareholder will determine on its own, the number, if any, of ADS it may sell from time to time. The selling shareholders may resell all, a portion or none of such ADSs from time to time. The table below sets forth with respect to each selling shareholder, based upon information available to us as of March 31, 2007, the number of ADSs beneficially owned, the number of ADSs and Warrants registered by this prospectus and the number and percent of outstanding ADSs that will be owned after the sale of the registered ADSs assuming the sale of all of the registered ADSs and warrants.
     The number and percentage of ADSs beneficially owned is based on shares outstanding at March 31, 2007, determined in accordance with Rule 13d-3 of the Exchange Act and assumes that all ADSs issuable upon the exercise of Warrants are issued. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any ADS as to which an individual has sole or shared voting power or investment power, and also includes ADSs which an individual has the right to acquire within 60 days of March 31, 2007, through the exercise of any stock option or other right.
     For purposes of calculating each person’s or entity’s percentage ownership of outstanding ADSs, there were 10,465,355 ADSs outstanding on March 31, 2007. ADSs subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrant but are not outstanding for purposes of computing the percentage of any other person. Except as indicated in the footnotes below, to our knowledge, the persons named in this table have not held any position or office or had any material relationship with us or our affiliates within the past three years.
     Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

	ADSs Beneficially Owned			ADSs Beneficially Owned After
	Prior to the Offering(1)		ADSs Offered by	the Offering
Selling Shareholder	Number	Percent	this Prospectus (2)	Number	Percent
Michael Cookson, (1) 2785 West Dry Creek Road Healdsburg, CA 95448	1,259,177	11.3%	589,463	669,714	6.0%

Charles C. McGettigan (2) c/o McGettigan, Wick & Co., Inc. 50 Osgood Place-Penthouse San Francisco, CA 94133	66,091	0.63%	20,381	44,710	0.43%

Leo Paul Koulos (3) c/o The Shimano Group 601 California Street, Suite 1150 San Francisco, CA 94108	41,410	0.40%	20,000	21,410	0.20%

	ADSs Beneficially Owned			ADSs Beneficially Owned After
	Prior to the Offering(1)		ADSs Offered by	the Offering
Selling Shareholder	Number	Percent	this Prospectus (2)	Number	Percent
Carrick John Clough (4) Flat 12/C Tower 12 South Horizons Ap Lei Chau Hong Kong	14,000	0.13%	10,000	4,000	0.04%

Knott Partners Offshore Fund, L.P. (5)** 485 Underhill Boulevard, Suite 205 Syosset, NY 11791	1,280,297	11.91%	1,280,297	0	0.00%

Special Situations Private Equity Fund, L.P., et al (6)** 527 Madison Avenue, Suite 2600 New York, NY 10022	1,354,913	12.95%	1,068,303	287,593	2.49%

Consor Capital LLC ** (7) 475 Gate Five Road, Suite 320 Sausalito, CA 94965	1,262,174	12.04%	1,198,952	63,222	0.60%

Royal Capital Management LLC (8) 623 Fifth Avenue, 24th floor New York, NY 10022	1,196,603	11.33%	1,196,603	0	0.00%

Gruber & McBaine Capital Management LLC (9)** 50 Osgood Place-Penthouse San Francisco, CA 94133	984,174	9.34%	353,615	630,559	5.99%

Jordan Schwartz (10) 8 Rosedale Terrace Livingston, NJ 07039	725,457	6.93%	725,457	0	0.00%

SRB Management, L.P. (11)** 300 Crescent Court, Suite 1111 Dallas, TX 7520	534,734	5.07%	404,599	130,135	1.23%

WS Capital LLC, et al (12)** 300 Crescent Court, Suite 1111 Dallas, TX 75201	404,597	3.83%	404,597	0	0.0%

Lagunitas Partners LP c/o Gruber & McBaine Capital Management LLC 50 Osgood Place-Penthouse San Francisco, CA 94133	515,955	4.88%	515,955	0	0.0%

Ropart Asset Management Fund LLC (13) c/o Ropart Asset Management, LLC One East Weaver Street Greenwich, CT 06831	146,873	1.40%	146,873	0	0.0%

Myron A. Wick III (14) 944 Chesnut Street San Francisco, CA 9410	143,696	1.37%	120,969	22,727	0.21%

	ADSs Beneficially Owned			ADSs Beneficially Owned After
	Prior to the Offering(1)		ADSs Offered by	the Offering
Selling Shareholder	Number	Percent	this Prospectus (2)	Number	Percent
Chon Chiu Ping (15) Flat C, 23/F, Block 6 Palatial Cost Siu Lam, N.T. Kowloon Hong Kong	120,934	1.16%	120,934	0	0.0%

William T. McCaffrey Ballenislee Country Club, 162 Orchid Cay Drive Palm Beach Gardens, FL 33418	66,520	*	66,520	0	0.0%

The James W. Taylor Revocable Living Trust Dated September 25, 2001 c/o Taylor Made Group, Inc. 66 Kingsboro Avenue Gloversville, NY 12078	66,157	*	66,157	0	0.0%

SYM Partners 4734 Tierra Park Court Reno, NV 89502-7709	51,909	*	51,909	0	0.0%

LJHS Company 4734 Tierra Park Court Reno, NV 89502-7709	51,909	*	51,909	0	0.0%

Joshua Huffard (16) 475 Gate Five Road, Suite 320 Sausalito, CA 94965	47,243	*	47,243	0	0.0%

J. Bradley Barnhorn 452 Chestnut Ave. Sonoma, CA 94576	40,496	*	40,496	0	0.0%

Donald C. Pillsbury 1100 Park Avenue New York, NY 10128	33,255	*	33,255	0	0.0%

Donald C. Pillsbury Jr. c/o GMR Marketing 222 Kearny Street, Suite 500 San Francisco, CA 94108	33,255	*	33,255	0	0.0%

Daniel J. Kilmurray c/o UBS Financial Services Inc. 200 Park Avenue, 30th Floor New York, NY 10166	29,552	*	29,552	0	0.0%

George Volanakis (17) 1 Wexford on the Green Hilton Head Island, SC 29928	27,581	*	20,763	6,818	0.07%

Other Selling Shareholders who as a group do not hold in the aggregate more than 1.0% of the Company’s outstanding ADS	99,100	*	78,267	20,833	0.20%

*	Less than 1%.

**	Unless otherwise indicated, the selling shareholder exercises sole or shares voting and dispositive power with respect to the ADSs in the table above.

(1)	Mr. Cookson was formerly a Director and Chief Executive Officer of Master Replicas and is currently serving as our Chief Executive Officer and a Director. The amount of ADSs beneficially owned by Mr. Cookson includes options to purchase 669,714 ADSs immediately exercisable which were assumed in our merger with Master Replicas and excludes options to purchase 550,000 ADSs granted by the Compensation Committee of the Board of Directors of the Company on January 10, 2007 which vest over 4 years with 25% of such options vesting on December 27, 2008.

(2)	Mr. McGettigan has served as a director of the Company since April 2006. Mr. McGettigan is a principal of McGettigan Wick & Co., Inc. which provided services to the company in connection with closing of the recent transactions. The amount of ADSs beneficially owned by Mr. McGettigan includes 4,000 ADSs granted by the Board of Directors of the Company to each non-employee director on March 29, 2007, 22,727 ADSs held by McGettigan Wick Investments Inc., which Mr. McGettigan is a principal with Mr. Wick, and an option to purchase 8,333 ADSs from entities affiliated with Gruber & McBaine Capital Management International, warrants to purchase 2,395 ADSs and 1,650 ADSs held in Mr. McGettigan’s retirement account.

(3)	Mr. Koulos is a director of the Company. The amount of ADSs beneficially owned by Mr. Koulos includes 4,000 ADSs granted by the Board of Directors of the Company to each non-employee director on March 29, 2007 and fully exercisable options to purchase 17,410 ADSs.

(4)	Mr. Clough is a director of the Company. The amount of ADSs beneficially owned by Mr. Clough includes 4,000 ADSs granted by the Board of Directors of the Company to each non-employee director on March 29, 2007.

(5)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following entities which are managed by Knott Partners Offshore Fund, L.P. as reported in a Form filed under Section 13(G) of the Exchange Act.

Name	ADS	Warrants	Total
Knott Partners, LP	287,666	86,299	373,965
Matterhorn Offshore Fund	454,116	136,234	590,350
Common Fund Hedged Equity Co.	34,450	10,335	44,785
Shoshone Partners, L.P.	183,983	55,194	239,177
Finderne, LLC	11,650	3,495	15,145
Good Steward Trading Co. spc.	10,766	3,229	13,995
Mulsanne Partners, L.P.	2,216	664	2,880
(6)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following affiliated entities which are managed by Special Situations Private Equity Fund, L.P., et al as reported in a Form filed under Section 13(G) of the Exchange Act.

Name	ADS	Warrants	Total
Special Situations Fund III QP, LP	566,761	136,363	703,124
Special Situations Private Equity Fund L.P.	280,151	84,045	364,196
Special Situations Fund III, L.P.	983		983

(7)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following affiliated entities managed by Consor Capital LLC as reported in a Form filed under Section 13(G) of the Exchange Act. Mr. Josh Huffard serves a manager and principal of Consor Capital LLC and served as a director on Master Replicas from May 2004 until December 26, 2006. Mr. Huffard currently has been retained by the Company to provide financial and consulting services.

Name	ADS	Warrants	Total
Consor Capital I, L.P. (1)	24,895	4,545	29,440
Consor Capital II, L.P. (1)	1,146,787	22,725	1,192,238
(8)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following affiliated entities as reported in a Form filed under Section 13(G) of the Exchange Act. Mr. Robert Medway served as a director of Master Replicas from May 2004 until December 26, 2006. Mr. Medway is a principal of Royal Capital Management, LLC, the general partner to the affiliated Royal Capital funds.

Name	ADS	Warrants	Total
LMASPC for and on behalf of Map Q Segregated Portfolio (Royal Capital LH Managed Account) (6)	18,636	5,590	24,226
Royal Capital Value Fund LP (6)	70,406	5,151	75,557
Royal Capital Value Fund, (QP) LP (6)	626,964	49,115	676,079
RoyalCap Value Fund Ltd. (6)	346,571	37,177	383,748
RoyalCap Value Fund Ltd. II (6)	33,448	3,545	36,993
(9)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following affiliated entities as reported in a Form filed under Section 13(G) of the Exchange Act.

Name	ADS	Warrants	Total
Gruber & McBaine International	125,831	37,749	163,580
Jon D. Gruber and Linda W. Gruber Trustees FBO Jon D. and Linda W. Gruber trust dated July 4, 2004	75,171	19,601	94,772
Eric Swergold and Dawn Dobras, Trustees, Swergold Dobras Trust Dated August 1, 2000	491	0	491
J Patterson McBaine	75,171	19,601	94,772
(10)	Jordan Schwartz served as a director of Master Replicas from May 2004 until December 26, 2006 and provided certain licensing services on behalf of Master Replicas.
(11)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following entities managed by SRB Management, L.P. as reported in a Form filed under Section 13(G) of the Exchange Act.

Name	ADS	Warrants	Total
SRB Greenway Capital, (Q.P.) L.P.	265,305	79,590	344,895
SRB Greenway Capital, L.P.	32,411	9,722	42,133
SRB Greenway Offshore Operating Fund, L.P.	13,517	4,054	17,571
(12)	Includes the following ADSs and warrants to purchase ADSs beneficially held by the following affiliated entities as reported in a Form filed under Section 13(G) of the Exchange Act.

Name	ADS	Warrants	Total
Walker Smith Capital (Q.P.) L.P.	98,911	29,672	128,583
Walker Smith Capital I, L.P.	16,481	4,944	21,425
Walker Smith International Fund Ltd.	141,014	42,303	183,317
HHMI Investments, L.P.	54,826	16,446	71,272
(13)	In 2004 and 2005, Ropart Asset Management Fund LLC provided to Master Replicas a term loan in the aggregate principal amount of $865,000 and in 2006, as amended, a line of credit up to $2.0 million, both of which remain outstanding. On the closing of the merger with Master Replicas, Corgi guaranteed such obligations. Includes warrants to purchase 7,256 ADSs.
(14)	Mr. Wick is a partner of McGettigan Wick & Co., Inc., which provided services to the company in connection with closing of the recent acquisitions and private financing transactions. Includes 22,727 ADSs held by McGettigan Wick Investments which Mr. Wick is a principal with Mr. McGettigan.
(15)	Mr. Ping is the principal of Lucky Products, a Chinese manufacturer of the Company’s products.
(16)	Mr. Huffard serves as a manager and principal of Consor Capital LLC and served as a director on Master Replicas from May 2004 until December 26, 2006. Mr. Huffard has been retained by the Company to provide financial and consulting services.
(17)	Mr. Volanakis served as the Company Chief Executive Officer from February 2003 until December 26, 2006.

PLAN OF DISTRIBUTION
     The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ADSs or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ADSs or interests therein on any stock exchange, market or trading facility on which the ADSs are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling shareholders may use any one or more of the following methods when disposing of ADSs or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such ADSs at a stipulated price per ADS; and

•	a combination of any such methods of sale.
     The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ADSs in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of ADSs or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling shareholders may also sell ADSs short and deliver these securities to close out their short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ADSs offered by this prospectus, which ADSs such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling shareholders from the ADSs offered by them will be the purchase price of the ADSs less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
     The selling shareholders also may resell all or a portion of the ADSs in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of ADSs or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ADSs may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required, the ADSs to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the ADSs in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ADSs against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ADSs offered by this prospectus.
     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ADSs covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the ADSs may be sold pursuant to Rule 144(k) of the Securities Act.

EXPENSES RELATED TO THIS OFFERING
The following table sets forth the estimated costs and expenses to be paid by us in connection with the sale of the ADSs being registered.

Amount
to be Paid
SEC registration fee	$1,441.71
Depositary fees	$0

Legal fees and expenses	$197,238

Accounting fees and expenses	$312,812

Printing fees	$9,000

Total	$520,491.71

LEGAL MATTERS
The validity of the shares offered hereby will be passed upon for us by Coudert Brothers in association with Orrick, Herrington & Sutcliffe LLP.
EXPERTS
The consolidated financial statements of Corgi International Limited (formerly known as “Zindart Limited”) and subsidiaries as of March 31, 2006 and 2005, and for each of the years in the three-year period ended March 31, 2006, have been incorporated by reference in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.
The audit covering the March 31, 2006, consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and net current liabilities raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
The financial statements of Master Replicas Inc. as of and for the years ended December 31, 2004 and 2003 incorporated by reference in this prospectus have been audited by Burr, Pilger and Mayer LLP, independent accountants, 600 California Street, Suite 1300, San Francisco, CA 94108 as set forth in the reports thereon appearing therewith.
The financial statements of Master Replicas Inc. as of and for the year ended December 31, 2005 incorporated by reference in this prospectus have been audited by Brach, Neal, Daney & Spence LLP, independent accountants, 333 W. Santa Clara St., Suite 920, San Jose, CA 95113, as set forth in the reports thereon appearing therewith.
The financial statements of Master Replicas Inc. as of and for the three-month period ended March 31, 2006 incorporated by reference in this prospectus from the Form 6-K furnished by Corgi to the Securities and Exchange Commission on April 19, 2006 have been audited by Eisner LLP, an independent registered public accounting firm as indicated in their report with respect thereto, and are included herein in reliance on the report of that firm given upon the authority of that firm as experts in accounting and auditing.
The financial statements of Cards Inc. Limited as of and for the years ended July 31, 2006, 2005 and 2004 incorporated by reference in this prospectus have been audited by Leslie Woolfson & Co., independent auditors, Profex House, 25 School Lane, Bushey, Hertfordshire WD23 1SS, as set forth in the reports thereon appearing therewith. These financial statements are incorporated by reference in this prospectus in reliance upon such reports, given upon the authority of such firms as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-3 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the ADSs to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. You should review the registration statement for further information with respect to us and the ADSs to be sold in this offering. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance you should refer to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, which are more complete than any such statement in this prospectus.
We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we furnish other reports and information under cover of Form 6-K with the SEC. Copies of the registration statement, the accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES
     We are a public company incorporated under the laws of Hong Kong. Service of process upon our directors and executive officers, substantially all of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or our directors and officers residing outside the United Sates, will be difficult to collect outside those countries. There may also be difficulties in certain circumstances in using the courts of Hong Kong to enforce judgments obtained in the United States in actions against us or our directors or executive officers, including judgments based on the civil liability provisions of the federal securities laws of the United States.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and other applicable SEC rules) and any future filings (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold.
     The following documents are incorporated herein by reference:
•	Corgi’s latest annual report, for the fiscal year ended March 31, 2006, filed on Form 20-F on September 1, 2006, and all subsequent annual reports filed on Form 20-F prior to the termination of the offering;

•	The reports on Form 6-K furnished by Corgi to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 on the following dates: September 1, 2006; September 14, 2006; September 15, 2006; October 5, 2006; October 26, 2006; November 20, 2006; December 22, 2006; December 29, 2006; January 18, 2007; February 28, 2007; April 6, 2007; April 19, 2007; April 24, 2007; and May 16, 2007 (File No. 000-22161); and

•	The description of Corgi’s American Depositary Shares and ordinary shares contained in Corgi’s registration statement on Form 8-A/A filed with the Commission on April 18, 2007.
     Notwithstanding the foregoing, Corgi’s financial statements and related report of independent registered public accounting firm included in the Form 20-F filed on September 1, 2006 are not incorporated herein by reference, as they have been revised to reflect the classification of a component of Corgi as a discontinued operation under Statement of Financial Accounting Standards No. 144. Corgi’s revised financial statements are included in the Form 6-K filed on April 19, 2007 and incorporated herein by reference.
     We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person, a copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates), of which this prospectus forms a part. Such requests should be directed to Jennifer Klatt, 201 North Civic Drive, #239, Walnut Creek, California 94596. Our telephone number at that location is 925-979-1500. Our corporate web site address is http:/www.corgi-international.com. The information on our corporate web site or any other of our web sites listed herein is not intended to be a part of this prospectus.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers
     The Registrant’s amended and restated articles of association provide that, subject to the Hong Kong Companies Ordinance (the “Ordinance”), every director or other officer or auditor of the Registrant may be indemnified out of the assets of the Registrant against any liability incurred by them in the performance of their duties. However, directors and officers of the Registrant are not indemnified against any liability to the Registrant or a related company arising out of negligence, default, breach of duty or breach of trust with respect to the Registrant or a related company, unless such liability is incurred in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application in which relief is granted to him by the court pursuant to the Ordinance from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Registrant.
     Pursuant to the Registrant’s form of Indemnification Agreement with officers and directors, the Registrant will agree to indemnify its directors and officers, to the extent permitted by Hong Kong law, against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. In addition, the Registrant has a Director’s and Officer’s Insurance Policy and the Registrant’s officers and directors are covered by this insurance (with certain exceptions and limitations) that indemnifies them against losses for which the Registrant grants them indemnification and for which they become legally obligated to pay on account of claims made against them for “wrongful acts” committed before or during the policy period.

Item 9. Exhibits

Exhibit No.	Exhibit Title
4.1	Form of Deposit Agreement by and among Corgi International Limited, The Bank of New York and Owners and Holders of American Depositary Receipts, dated March 5, 1997, incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-08226), filed with Commission on January 20, 1998.

4.2	Amendment and Waiver Agreement, dated November 15, 2006, among the Company, Master Replicas Inc. and LightSaber Acquisition Corp, incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

4.3	Amendment and Waiver Agreement, between the Company and the investors party to the Note and Warrant Purchase Agreement, dated April 28, 2006, incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

4.4	Second Amendment and Waiver Agreement, dated August 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

4.5	Third Amendment and Waiver Agreement, dated November 16, 2006, between the Company and the investors party to the Note and Warrant Purchase Agreement, incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

4.6	Form of Registration Rights Agreement dated as of December 20, 2006, by and among Corgi International Limited and the other parties signatories thereto, incorporated by reference in our Form 6-K (File No. 000-22161) filed with the Commission on November 20, 2006.

5.1	Opinion of Coudert Brothers in association with Orrick, Herrington & Sutcliffe LLP, incorporated by reference in our Registration Statement on Form F-3 (file No. 333-142237) Filed April 19, 2007.

23.1	Consent of Coudert Brothers in association with Orrick, Herrington & Sutcliffe LLP, contained in Exhibit 5.1, incorporated by reference in our Registration Statement on Form F-3 (file No. 333-142237) Filed April 19, 2007.

23.2*	Consent of KPMG, independent registered public accounting firm.

23.3*	Consent of Eisner LLP.

23.4*	Consent of Brach, Neal, Daney & Spense LLP

23.5*	Consent of Leslie Woolfson & Co.

23.6*	Consent of Burr, Pilger and Mayer LLP

24.1	Power of Attorney, incorporated by reference in our Registration Statement on Form F-3 (file No. 333-142237) Filed April 19, 2007.

*	Filed herewith
Item 10. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of San Francisco, State of California, on this 20th day of June, 2007.

CORGI INTERNATIONAL LIMITED
By:	/s/ Michael D. Cookson
Michael D. Cookson
Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

*
Carrick John Clough	Chairman	June 20, 2007

/s/ Michael D. Cookson
Michael D. Cookson	Chief Executive Officer and Director	June 20, 2007

/s/ Jennifer Klatt
Jennifer Klatt	Chief Financial Officer and Authorized Representative in the United States; Controller/Principal Accounting Officer	June 20, 2007

*
Leo Paul Koulos	Director	June 20, 2007

*
Charles C. McGettigan	Director	June 20, 2007

*
Timothy Steel	Director	June 20, 2007

*
Daniel Widdicombe	Director	June 20, 2007

*
Darren Epstein	Director	June 20, 2007

*By:	/s/ Michael D. Cookson
Michael D. Cookson
Attorney-in-Fact